8/13.



03029244

82- SUBMISSIONS FACING SHEET



Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Antofagasta PLC

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

AUG 18 2003

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4987

FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DAT : 8/13/03

ANTOFAGASTA PLC

ANNUAL REPORT 2002



Contents

Directors and Advisors

Directors

A A Luksic	*Chairman*
J-P Luksic	*Deputy Chairman*
P J Adeane	*Managing Director*
C H Bailey	*Non-Executive*
G S Menendez	*Non-Executive*
R F Jara	*Non-Executive (appointed 11.3.2003)*

Company Secretary
Petershill Secretaries Ltd
Plumtree Court, London EC4A 4HT

Auditors
Deloitte & Touche

Solicitors
Clifford Chance LLP

Stockbroker
Merrill Lynch International

Financial Advisor
HSBC Investment Bank

Bankers
The Royal Bank of Scotland plc

Registrars and Transfer Office
Computershare Investor Services plc
PO Box 82, The Pavilions,
Bridgwater Road, Bristol BS99 7NH

Registered Office
Park House, 16 Finsbury Circus, London EC2M 7AH

Registered Number
1627889

Website
www.antofagasta.co.uk

FRONT COVER Condors wheeling in the air above Los Pelambres



- Total copper production of 460,700 tonnes (2001 – 445,000 tonnes)
- Group average cash costs of 38.9 cents per pound (2001 – 38.8 cents)
- Los Pelambres cash costs at record low below 35 cents per pound
- El Tesoro 12% above design capacity in first full year of production
- Exploration joint venture with CVRD in Peru
- Rail volumes up 6% to a record level of 4.1 million tons

Highlights 2002

	US Dollars		Sterling[1]	
	2002	2001	**2002**	2001
	US$m	US$m	**£m**	£m
Turnover	**863.1**	769.5	**575.6**	534.3
EBITDA[2]	**349.7**	283.1	**233.2**	196.5
Profit before tax	**176.8**	113.5	**117.9**	78.8
Profit after tax and minorities	**96.8**	62.1	**64.6**	43.0
Net assets	**1,274.7**	1,234.6	**795.0**	832.3
Earnings per share	**49.0¢**	31.4¢	**32.7p**	21.8p
Ordinary dividend per share[3]	**28.0¢**	22.0¢	**17.91p**	15.33p
Special dividend per share	**–**	10.0¢	**–**	6.99p

[1] These sterling numbers are for illustrative purposes only. An average rate in 2002 of £1 = US$1.4995 for the profit and loss account and a year-end rate of £1 = US$1.6033 for the balance sheet have been used. Comparatives are derived from the rates used in the 2001 Annual Report.

[2] Earnings Before Interest, Tax, Depreciation and Amortisation (defined in Note 2(c) to the financial statements on page 50).

[3] Dividends are paid in either US dollars or sterling. For 2002, a conversion rate of £1 = US$1.532 was applied to the interim dividend of 10 cents and a conversion rate of £1 = US$1.581 will be applied to the final dividend, giving the total sterling dividend of 17.9126 pence per share. Sterling dividend amounts in the table above have been rounded for presentation purposes.

Selected Financial and Operating Data for the Period 1998 to 2002


70.8 60.5 351.1 445.0 460.7
1998 1999 2000 2001 2002
Group copper production – '000 tonnes
184.9 145.5 766.1 769.5 863.1
1998 1999 2000 2001 2002
Turnover – US$m
35.7 26.1 354.9 283.1 349.7
1998 1999 2000 2001 2002
EBITDA – US$m
60.5 13.2 223.3 113.5 176.8
1998 1999 2000 2001 2002
Profit before tax – US$m1
29.6 8.1 70.0 31.4 49.0
1998 1999 2000 2001 2002
Earnings per share – US¢1
12.0 12.8 37.4 32.0 28.0
1998 1999 2000 2001 2002
Dividend per share – US¢2
75.0 71.3 82.3 71.6 70.7
1998 1999 2000 2001 2002
LME copper price – US¢ per pound
62.6 55.4 39.2 38.8 38.9
1998 1999 2000 2001 2002
Group cash costs – US¢ per pound

[1] Includes exceptional items which are separately identified in the five year summary on page 76.

[2] The yellow portion denotes the special dividends of 18 cents in 2000 and 10 cents in 2001. Excluding the special dividends, the ordinary dividend per share was 19.4 cents for 2000 and 22 cents for 2001.

During the year, Antofagasta continued to develop its mining and transport operations. The Group's three mines performed well with copper production increasing by 3.5 per cent to 460,700 tonnes. Average cash costs remained below 40 cents per pound for the third year running, placing Antofagasta in the lowest cost quartile worldwide. Los Pelambres made good the disruption to production caused by adverse weather conditions in June and reduced its cash costs to under 35 cents per pound – a record low for the mine. El Tesoro produced 84,300 tonnes of cathodes in its first full year of operations and exceeded its expected output by 12 per cent. Michilla increased its cathode production by 4.4 per cent to a record 51,800 tonnes while reducing its cash costs from 64.5 cents to 61.4 cents per pound. The combined railway networks carried a record 4.1 million tons.

Higher realised copper and molybdenum prices (including final adjustments for copper concentrate sales by Los Pelambres) together with a full year's contribution from El Tesoro pushed up Group profit before tax from US$113.5 million in 2001 to US$176.8 million in 2002. After taking into consideration the Group's strong cash position and future prospects for growth, the Board has recommended a final dividend of 18 cents per share, giving a total dividend of 28 cents per share for the year (2001 – 22 cents plus a special dividend of 10 cents).

Economic Background

The deterioration in the world economy continued during 2002 and investor confidence evaporated following the collapse of Enron, WorldCom, Global Crossing and other major US corporations. Financial centres around the world were badly affected and dramatic falls in stock markets ensued. However, there was some positive news for copper producers against a mainly negative economic background. Copper consumption in China, which has become a major influence on metal markets, increased by 15 per cent fuelled by its need to continue developing its infrastructure and reflecting its strong economic growth. China now accounts for about 17 per cent of global copper consumption and the pressure on copper prices will be positive if strong Chinese demand continues.

Metal markets were generally subdued during the first half but copper prices began to trend higher in October. The upward tendency continued until the end of March 2003 when prices fell sharply from about 76 cents per pound to the 71 cents level, as markets took the view that the war in Iraq would be more prolonged than expected. Notwithstanding that the war was effectively over by mid-April, copper prices have not yet recovered to previous levels, amid continuing concerns about the timing or strength of any global recovery.

Nevertheless, 2003 began well with copper prices averaging 75.4 cents for the first quarter compared to 70.7 cents in the year 2002. A recovery to the 80-85 cents per pound level is still possible because world copper stocks have been decreasing steadily from a peak of 1.57 million tonnes in May 2002 to 1.14 million tonnes on 30 April 2003. This 27 per cent decrease in stocks is partly attributable to the recent efforts by a few major producers to support copper prices and reduce market volatility, by a combination of production cut-backs and voluntary stockpiling. The strategy has already had an effect and at the very least has injected confidence into the market which is now in deficit. As there is no new major supply in the pipeline today, except for the Phase IV expansion at the Escondida Mine, the imbalance could increase (i.e. improve from a producer's viewpoint) towards the end of 2003 and on into 2004 and 2005.

Chile

Chile benefited from macroeconomic stability and low inflation during 2002 and although domestic demand remains weak, it has recently shown the first signs of improvement. The Central Bank decreed a series of interest rate cuts which lowered rates from 6 per cent to 2.75 per cent but these had a limited impact and failed to stimulate the local market. Once again, Chile's export sector came to the rescue (copper still represents 44 per cent of exports) and helped to achieve a GDP growth of 2.1 per cent – albeit down from 2.9 per cent in 2001. Exporters benefited from a 9 per cent fall in the dollar-peso rate. During the year, Chile concluded negotiations regarding three important Free Trade Agreements. The agreement with the United States was scheduled to be finalised by the end of April this year but still requires ratification by the US Congress. The agreement with the European Union was finalised in April and with South Korea in October. The basis for these trade agreements, which can be expected to boost both exports and investment, has been Chile's open economy and its social and political stability.

Antofagasta Minerals S.A. – AMSA
Antofagasta Minerals is the Corporate Centre which manages the Group's mining operations and develops new projects. Among its responsibilities are the preparation of Environmental Impact Studies and the provision of Legal Services and Human Resources. AMSA is responsible for the marketing, sales and hedging activities of all copper concentrate, cathodes and by-products produced by Los Pelambres, El Tesoro and Michilla. It also manages all exploration activities and is responsible for the financial and management control of the mining operations.

Minera Los Pelambres (60 per cent)
As expected, production of payable copper was 324,600 tonnes compared to 361,500 tonnes for 2001, due principally to lower copper grades which came down from 1.05 per cent to 0.91 per cent. However, the fall in grade was mitigated by higher ore throughput resulting from optimisation at the plant – 110,500 tonnes per day (tpd) compared to 104,700 tpd in 2001.

Cash costs including by-product credits were 34.9 cents per pound compared to 35.3 cents in 2001. By adapting its mining plan, Los Pelambres was able to boost molybdenum production from 6,900 tonnes of payable molybdenum in concentrate in 2002 to 7,800 tonnes, thereby taking advantage of higher molybdenum prices which averaged US$3.70 per pound compared to US$2.40 in 2001. The value of its by-products increased to 11.0 cents per pound of copper from 5.3 cents in 2001.

In 2002, Los Pelambres sold 318,200 tonnes of copper, at an average price of 71.2 cents per pound which, helped by its low cash cost, produced an operating profit of US$165.9 million and an EBITDA of US$256.2 million. Senior Debt has been reduced by a further US$87.3 million to US$704.0 million from the original amount of US$946.0 million. In addition, Los Pelambres paid dividends to its shareholders in July and December 2002, also amounting to US$87.3 million in total; Antofagasta's share was US$52.4 million.

Los Pelambres' mine plan requires considerable investment in mining equipment over the next few years and the mine continued its policy of reducing costs by taking advantage of economies of scale. Eleven new higher capacity Caterpillar 797 trucks of 340 tons capacity were leased during 2002, and three larger Komatsu 930E trucks of 300 tons capacity replaced four smaller Komatsu 830 trucks of 240 tons, also under leasing agreements. In 2002 Los Pelambres replaced one of its original electric mining shovels by a P&H 4100 - XPB, the largest mining shovel used in the industry, at a cost of US$11 million.

The optimisation at the Concentrator is expected to be completed during the second half of 2003 after the installation of a new Pebble Crusher, which will increase output of the SAG mills by approximately 10 per cent. Plant capacity should reach 120,000 tpd by the end of 2003 compared to 110,500 tpd in 2002 and the total cost of the project, which was initiated in 2002, is estimated to be US$33.6 million.

A new Environmental Impact Study relating to a new tailings dam, the relocation of waste dumps and a possible future expansion of the Concentrator to 175,000 tpd, will be submitted to the relevant authorities during the first half of 2003. The most important feature is the Mauro Dam Project. This envisages substituting the Quebrada Seca and Las Lajas dams, which would have been located in the high Cordillera, by a single dam sited lower down in an adjoining valley. Construction of the Mauro dam would have the advantage, over earlier proposals, of being in one location and needing less overall investment than estimated in the 1997 feasibility study. The Mauro dam would have the capacity to meet Los Pelambres' operational requirements at current processing levels until 2049.

Environmental considerations continue to be a primary concern. Los Pelambres has introduced integrated plans to safeguard the quality of water and to protect the local flora and fauna and is also committed to respecting the interests of the various communities around its operations. Health and safety at the mine is also a paramount concern. In this regard, Los Pelambres has introduced preventive measures which have reduced accidents below world industry rates. During the year, Los Pelambres was awarded the "John T. Ryan's Safety Trophy" for the best safety record of any mining company in Chile for 2001.

Minera El Tesoro (61 per cent)

El Tesoro is a low cost copper cathode producer using a standard heap-leach SX-EW process. It has total reserves of 178 million tonnes of 0.81 per cent copper and a projected 21-year mine life. During its first full year El Tesoro produced a total of 84,300 tonnes of cathodes, which was 12 per cent above design capacity, at an average cash cost of 40.8 cents per pound. This production level should be maintained or increased for at least three years following further optimisation of its operations.

El Tesoro refinanced its total Senior Debt amounting to US$184.7 million in September and achieved the twin objectives of removing certain restrictive covenants and a reduction in interest rates. Following this, an immediate distribution of US$21 million was made to Antofagasta Minerals S.A. and its minority partner, Equatorial Mining (a subsidiary of AMP Ltd.). As a result of the refinancing, Project Finance Magazine awarded El Tesoro the prize for "Latin America Mining Deal of the Year 2002". At the same time, the balance of US$15.7 million owing under a Power Line leasing agreement was refinanced with a significant reduction in interest rates.

In May 2002, El Tesoro began the lengthy process of obtaining LME certification to register its cathodes as Grade A. Final approval is expected in July 2003, and El Tesoro is optimistic that the results from the testing plants will be favourable, given the quality of the cathodes it is currently producing. Grade A Cathodes can be transferred between buyers as a commodity and can be delivered to LME warehouses worldwide. LME registered cathodes can also attract additional premiums of up to US$20 per tonne depending on market conditions.

Health and safety issues and the protection of the environment are a top priority. During 2002, the mine adopted an active "good neighbour" policy in the surrounding district and contributed towards the cost of building a 22 kilometre power line from its electricity substation at the mine, to the town of Sierra Gorda.

Good labour relations resulted in a four year agreement with the miners union which was backed by 100 per cent of their members.

Minera Michilla (74.2 per cent)
Michilla produced a record 51,800 tonnes of Grade A Cathodes during 2002 and reduced its cash costs from 64.5 cents per pound to 61.4 cents per pound. Total revenues were US$83.2 million and Michilla made a net cash distribution to shareholders of US$8.1 million in September. Michilla remains strongly cash positive, with a low debt level of US$2 million and low ongoing capital expenditure requirements.

The installation of an additional crusher in May increased plant throughput from 12,200 tpd in 2001 to 13,400 tpd in 2002 in order to compensate for lower ore grades which have progressively fallen from 1.67 per cent in 2000 to 1.49 per cent in 2001 to the current 1.39 per cent.

Michilla's "Cuprochlor" process for leaching sulphide and oxide ores with calcium chloride as an alternative to bacterial leaching has proved successful. The process has been patented and is now on trial in other mines with chalcocite rich ore. Sulphide ores are currently being leached with recoveries of over 82 per cent which by further optimisation of the process could increase to 90 per cent.

An updated mine plan has increased the projected reserves of Michilla's underground mine which will enable production to be maintained at around 50,000 tonnes per year until 2007. Average cash costs are expected to remain below 65 cents per pound. A further development plan to extend the mine life to 2012 is under consideration and the relevant environmental approvals have been requested.

Selected Data for Mining Operations for the Period 2000 to 2002

Minera Los Pelambres (60 per cent)



93.1
104.7
110.5
2000 2001 2002
Plant throughput – '000 tonnes per day
0.98 1.05 0.91
2000 2001 2002
Copper grade – per cent
298.9
361.5
324.6
2000 2001 2002
Production of payable copper – '000 tonnes
35.6 35.3 34.9
2000 2001 2002
Cash costs – cents per pound

Minera El Tesoro (61 per cent)



17.7 20.5
2001 2002
Plant throughput – '000 tonnes per day
1.44 1.50
2001 2002
Copper grade – per cent
34.0 84.3
2001 2002
Cathode production – '000 tonnes
39.6 40.8
2001 2002
Cash costs – cents per pound

Minera Michilla (74.2 per cent)



11.8 12.2 13.4
2000 2001 2002
Plant throughput – '000 tonnes per day
1.67 1.49 1.39
2000 2001 2002
Copper grade – per cent
51.1 49.6 51.8
2000 2001 2002
Cathode production – '000 tonnes
59.8 64.5 61.4
2000 2001 2002
Cash costs – cents per pound

Chile

Exploration has continued to the South and East of El Tesoro in the Sierra Gorda district, which remains the focus of the Group's development programme for both oxide and sulphide ores. Two mineralised zones, Oxidos Llano and Oxidos Paleocanal were discovered after an 18,000 metres reverse circulation drilling programme. Additional drilling was carried out at Centinela and Telegrafo Sur, where drill inferred resources are 356 million tonnes of 0.46 per cent copper, 0.19 g/t gold and 0.014 per cent molybdenum at a cut-off grade of 0.3 per cent copper. In 2003, US$4 million has been allocated for exploration of oxide and sulphide ores in the Sierra Gorda district, to increase the Group's resource base. Additional drilling will be carried out at Oxidos Llano and Oxidos Paleocanal and a reverse circulation drilling campaign comprising 25,000 metres will be carried out in the area of Telegrafo Norte and Telegrafo Sur in order to increase the resource base for the Esperanza sulphide project. Additional surface mapping will be carried out in other properties owned by the Group in Chile's northern mining districts.

Peru (Anaconda Perú)

Joint Venture Agreement with CVRD in Peru

Antofagasta concluded a 50-50 joint venture with CVRD in July 2002. CVRD is based in Brazil and is the world's largest iron ore producer and exporter. The joint venture agreement covers mining exploration activities in Peru within an area of 60,000 square kilometres located near Cuzco, in the southwest Cordillera.

Under the terms of the agreement, Anaconda Perú S.A., a wholly-owned subsidiary of Antofagasta, transferred its exploration properties and rights in the area to a newly formed Peruvian company, Cordillera de Las Minas S.A. CVRD has undertaken to spend US$6.7 million on exploration and evaluation of the mining properties within a period of three years and has an option to acquire a 50 per cent interest in Cordillera at the end of the period.

The joint venture partners have since acquired an additional 12,000 hectares of mining claims within the Cuzco area which are currently being reviewed. Ten targets have been identified of which four will be drilled during the 2003 exploration programme. The exploration budget for the current year will be US$3.4 million and will include geophysical and drilling programmes. The joint venture agreement significantly complements Antofagasta's existing exploration

Exploration Projects – 2003



TESORO NE
SIERRA GORDA
OXIDOS LLANO
EL TESORO
OXIDOS
PALEOCANAL
COPUCHAS
ESPERANZA
TELÉGRAFO NORTE
TELÉGRAFO SUR
CHILE
CENTINELA
PILAR
N
POLO SUR
KEY
MINING RIGHTS
EXPLORATION SITES
GROUP MINE
TOWN
ADVANCED EXPLORATION SITES
0 5 10 Kilometres
0 5 10 Miles
BOLIVIA
MEJILLONES
ANTOFAGASTA
CHILE
ARGENTINA

activities in Peru and is in accordance with its strategy of participating in copper mining projects outside Chile.

Magistral Copper Project (51 per cent)

The Group retains its 51 per cent interest in Magistral which, although not meeting Antofagasta's minimum size criteria, has considerable potential for development as a medium size copper/molybdenum mine. Magistral has a resource base of 105 million tonnes of sulphides, 0.74 per cent copper at a cut-off grade of 0.5 per cent and a molybdenum grade of 0.052 per cent. Anaconda Perú has now obtained an independent valuation, with a view to the disposal of its 51 per cent interest.

Railway Operations

Antofagasta Railway Company plc – FCAB (100 per cent)

Following a decade of steady growth, the FCAB is now the largest combined rail and road transportation company in Chile. Due to the phenomenal expansion in standard SX-EW heap-leach mining in the region, total tonnage increased from 1.4 million tons in 1993 to the current 4.1 million tons. Sulphuric acid, which is carried from port terminals to the various mines, has now overtaken copper as the principal cargo on the Railway. Increased cargo from mining operations included 81,000 tonnes of cathodes and 173,000 tonnes of acid for El Tesoro as its production reached design capacity. Increased international traffic, in particular from Bolivia, as well as additional tonnages from Zaldivar and other mines, contributed to the record year.


1.4
1.3
1.7
2.0
2.5
2.8
3.1
3.9
3.9
4.1
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002

Total rail tonnage carried – millions of tons

Track maintenance and an ongoing rail renewal programme continued during 2002, albeit at a reduced level. The track improvements have resulted in higher safety standards throughout the network and there were no serious derailments during the year. An important capital expenditure item was the purchase of 3,000 tons of new 90 pound per yard rail, from Japan and Poland. The new rail, equivalent to 30 kilometres of track, will be used to replace 65 and 75 pound rail on sections of the mainline near Prat Station and on the track approaching the new port of Mejillones, which is scheduled to become operational in October or November 2003. Competition between the ports of Antofagasta and Mejillones is expected to attract incremental traffic to the region.

After upgrading an additional five General Motors G.R.22 (2,200HP) locomotives in the Antofagasta workshops, the FCAB now has an adequate reserve of rolling stock and locomotive power for the foreseeable future.

A two-year "Take or Pay" contract with Chilean state-owned Codelco has been concluded whereby the FCAB will provide storage facilities,

FCAB Rail Network

UJINA
AMINCHA
OLLAGUE
SALAR DE CARCOLE
SALAR DE ASCOTAN
BOLIVIA
EL ABRA
CONCHI
CHUQUICAMATA
SAN SALVADOR
CALAMA
MICHILLA
SIERRA GORDA
EL TESORO
MEJILLONES
INTERACID TERMINAL
CHILE
MANTOS BLANCOS
BAQUEDANO
PRAT
LATORRE
LOMAS - BAYAS
ANTOFAGASTA
O'HIGGINS
MINPORT
LA NEGRA
INACESA
ALTO NORTE
AUGUSTA VICTORIA
ZALDIVAR
ESCONDIDA
SOCOMPA
ARGENTINA
N

KEY

- 85-90 POUND RAIL
- 65-75 POUND RAIL
- 50 POUND RAIL
- FERRONOR RAILWAY
- GROUP MINES
- OTHER MINES
- NORANDA SMELTER
- CITIES / TOWN



0
50
100
Kilometres
0
50
100
Miles

prior to shipment, for up to 200,000 tonnes of Codelco's cathodes. The storage area which is located 60 kilometres from Antofagasta at Prat Station, was finished at the end of April and will play an important part in Codelco's policy of stockpiling copper until total stocks in the LME, Comex and Shanghai warehouses decrease to around the 800,000 tonnes level.

Road Transport

TRAIN Ltda (100 per cent)

TRAIN, which is now an integral part of the FCAB's business plan, carried 49 per cent more freight which reflected especially strong demand by shippers and manufacturers for its specialist transport services. Recent additions to its fleet of over 100 Freightliners included two 28 ton SILO type trucks for bulk cement deliveries for INACESA, a subsidiary of one of Chile's largest cement producers, Bío Bio. TRAIN is expected to maintain its steady growth in the north of Chile, based on the reliability of its services and its ability to respond rapidly to customer requirements.

Forestry and Real Estate

Forestal S.A. (100 per cent)

Forestal carried out a limited programme of reforestation and new planting in the Group's Releco-Puñir and Huilo Huilo forest properties in Chile's Tenth Region. The forests totalling 32,000 hectares are an increasingly valuable resource, and will benefit from the thinning programme now underway. Land values are rising as the paved highway from Villarica to the South is extended into the area. The properties, which stretch alongside Lake Panguipulli, have considerable potential for long-term real estate development. Water and electricity services are already available and the internal roads on the estate are being improved. The immediate area is in demand for up-market villas, travel lodges and small hotels which would specialise in catering for fishing and recreational activities in one of Chile's most beautiful regions.

Investments – Quiñenco S.A.

(33.6 per cent)

Quiñenco S.A. is a Chilean financial and industrial group listed in Santiago and New York. Quiñenco's main interests are financial services (Banco de Chile), breweries, wine and food (CCU, San Pedro and Lucchetti), telecommunications (Telsur and Entel), copper cable and tube manufacturing (Madeco), and hotels and real estate (Hoteles Carrera and Habitaria).

Difficult economic conditions continued throughout 2002, exacerbated by the regional slowdown particularly in Brazil and Argentina and Quiñenco reported a net loss of US$105.0 million compared with a net profit of US$22.2 million in 2001. The losses were due to weaker results from the main operating companies. In particular, Lucchetti was forced to close its plant in Lima and Madeco had lower sales of cables in Brazil and also in Argentina, after closing its production facilities there following the collapse of the economy. Quiñenco is not expected to pay a dividend in respect of the 2002 financial year. Quiñenco's ADR price stood at US$4.80 on 31 December 2002, valuing Antofagasta's investment at approximately US$174 million.

The outlook for Quiñenco in 2003 is better since, among other positive moves, the merger between Banco Edwards and Banco de Chile has been completed; Quiñenco has negotiated a settlement of US$50 million with its former partners in CCU, the Schorghuber Group, which has now been replaced by Heineken International B.V.; and Madeco has re-scheduled its loans following a US$70 million capital injection by Quiñenco.

Antofagasta's 33.6 per cent investment in Quiñenco was acquired in 1996 through the merger of its banking and industrial interests. The merger of these interests enabled Antofagasta to concentrate on the development of the Los Pelambres and El Tesoro mining projects in 1997 and 1999, in line with its strategy to be a major low-cost copper producer. This has been achieved with the successful development of Los Pelambres and El Tesoro. Antofagasta is now considering various options in relation to its non-core investments in order to focus on its mining and transportation activities.

Outlook

Copper prices now stand at around the 72 cents per pound level and should improve towards the year end providing copper stocks continue to decline and the global economy begins to show signs of recovery. As yet there are few indications of increasing demand for copper in Japan and Europe, and the future direction of copper and metal prices will be determined by demand from the United States and China. Chinese demand for copper is now the single most important factor in the market and this will continue for as long as production from domestic mines is unable to meet the enormous requirements of the Chinese economy.

The Group's 2003 copper output is expected to increase marginally above last year's figure of 460,700 tonnes, while average cash costs are also expected to increase to slightly above the 40 cent per pound level. We are confident of the Group's ability to take advantage of any improvement in copper prices and to produce good results again in 2003, although the world political environment will remain unsettled for a long time after the war in Iraq, and economic recovery may be slow.

Dividends

A final dividend of 18 cents will be proposed at the Annual General Meeting on 12 June 2003 which, if approved, will be paid to ordinary shareholders on 13 June 2003. An interim dividend of 10 cents was paid in October 2002. The total dividend for the year will therefore be 28 cents per share (covered 1.8 times) compared to 32 cents per share in 2001 (which included a special dividend of 10 cents per share following banking completion at El Tesoro).

Antofagasta's Team

I would like to express appreciation on your behalf to all the Group's executives, staff and employees for their individual contributions and efforts towards the results achieved.



A A Luksic
Chairman
6 May 2003

Basis of Preparation

The Group's financial statements on pages 40 to 75 have been prepared in accordance with United Kingdom applicable accounting standards and the requirements of the Companies Act 1985. The Group's accounting policies are set out in Note 1 to the financial statements.

This financial review is presented in US dollars, the reporting currency of the Group and the principal currency in which the Group operates and in which assets and liabilities are denominated.

Key Operating Statistics

Production and Sales Volumes

	Copper production		Copper sales	
	2002	2001	**2002**	2001
	'000 tonnes	'000 tonnes	**'000 tonnes**	'000 tonnes
Los Pelambres	**324.6**	361.5	**318.2**	360.9
El Tesoro	**84.3**	34.0	**83.4**	39.3
Michilla	**51.8**	49.6	**51.6**	50.6
Group total	**460.7**	445.0	**453.2**	450.8

Group copper production increased by 3.5% to 460,700 tonnes in 2002. The increase was mainly due to a full year's production from El Tesoro compared with six months in the previous year when it commenced operations. This offset the decrease at Los Pelambres, where the decline in the ore grade from 1.05% to 0.91% under the 2002 mine plan was partly offset by a higher throughput level resulting from the continuing optimisation at the plant.

Differences between production and sale volumes result mainly from the timing of shipments and loading schedules.

Los Pelambres produces and sells both copper and molybdenum concentrates, and is also credited for the gold and silver content of the copper concentrate sold. During 2002, molybdenum production was 7,800 tonnes (2001 – 6,900 tonnes). El Tesoro and Michilla do not have by-products from their copper cathode operations.

Rail tonnages at the transport division increased 6% from 3.9 million tons in 2001 to 4.1 million tons in 2002.

Cash Costs and Realised Copper Price per Pound

	Cash costs per pound		Realised copper price per pound	
	2002 cents	2001 cents	**2002 cents**	2001 cents
Los Pelambres	**34.9**	35.3	**71.2**	65.8
El Tesoro	**40.8**	39.6	**72.0**	67.1
Michilla	**61.4**	64.5	**73.2**	72.6
Group weighted average	**38.9**	38.8	**71.6**	66.7
LME average			**70.7**	71.6

Realised copper prices increased from 66.7 cents per pound in 2001 to 71.6 cents per pound in 2002, despite the slight decrease in the LME copper price. Realised copper prices are determined by comparing copper revenues with sales volumes for each mine in the year.

The improvement in realised prices was mainly due to positive pricing adjustments on close out of provisional sales at Los Pelambres. Copper concentrate sales agreements generally provide for provisional pricing at the time of shipment with final pricing based on the average LME copper price for specified future periods (usually between 3 to 5 months after shipment). Sales volumes are also adjusted based on the final metallurgical content of the concentrate. Copper revenues on provisionally priced shipments are adjusted monthly until final settlement. During 2001, there were significant adverse adjustments to provisionally invoiced shipments including US$16.5 million which related to sales open at 1 January 2001. In contrast, following the decline in copper prices through the remainder of 2001, prices strengthened in the early months of 2002 and consequently revenues for 2002 include positive adjustments of US$10.5 million relating to sales open at 31 December 2001. This enabled Los Pelambres to achieve an effective realised copper price of 71.2 cents per pound compared with 65.8 cents in 2001, an increase of 8%. At 31 December 2002, 87,800 tonnes remained to be finally priced, and were recorded on that date at an average price of 70.5 cents per pound. A change of one cent in the average realised price of these provisionally-priced tonnes would have an approximate effect on turnover and profit before tax in 2003 of US$1.9 million.

Realised prices also reflect the impact of commodity hedging. Turnover for the mining division for 2002 included gains of US$1.0 million relating to commodity hedging (2001 - nil).

Cash costs in 2002 remained virtually unchanged at 38.9 cents per pound compared with 38.8 cents in 2001. Cash costs are a measure of the operational cost of copper production expressed in terms of cents per pound of payable copper produced. Cash costs include by-product credits and exclude depreciation, financial income and expenses, exchange gains and losses and corporation tax.

Cash costs at Los Pelambres were below 35 cents per pound. Los Pelambres was able to take advantage of higher molybdenum prices, which spiked during the year and averaged US$3.70 per pound compared with

US$2.40 per pound in 2001 as well as increased production of molybdenum. As a result, by-product credits were equal to 11.0 cents per pound of copper compared with 5.3 cents in 2001, which outweighed higher mining costs due to the lower ore grades. At Michilla, lower cash costs resulted from the successful implementation of a cost reduction programme at the end of 2001. Cash costs at El Tesoro remained at around 40 cents per pound in both 2002 and 2001.

Review of Performance

A segmental analysis of turnover, EBITDA, depreciation and amortisation, operating profit, capital expenditure and net assets are analysed on a segmental basis for each mine and the transport division in Note 2 to the financial statements.

Turnover

	2002 US$m	2001 US$m
Turnover	**863.1**	769.5

Group turnover increased by 12% to US$863.1 million in 2002. The increase was due mainly to El Tesoro, where turnover increased by US$74.7 million with a full year's production compared with six months in the previous year. At Los Pelambres, revenues increased by US$11.9 million, as higher by-product revenues and the positive pricing adjustments relating to concentrate sales offset the impact of lower LME copper prices and reduced production due to lower ore grades. Turnover at Michilla and the Railway were also slightly up due to higher production and increased transport volumes respectively.

In 2002, sales of copper concentrate and copper cathodes represented 83% of Group turnover and therefore revenues depend significantly on LME and realised copper prices. Based on 2002 production volumes, a change of one cent in the copper price would affect turnover and profit before tax by US$10.2 million. Other revenues in 2002 related to sales of by-products at Los Pelambres (9% of total turnover) and turnover from the transport division (8% of total turnover). Metal sales (both copper and by-products) are denominated in US dollars and transport revenues are denominated in both Chilean pesos and US dollars.

EBITDA and Operating Profits

	2002 US$m	2001 US$m
EBITDA	**349.7**	283.1
Depreciation, amortisation and loss on disposal of fixed assets *included in operating profit*	**(135.8)**	(117.9)
Operating profit	**213.9**	165.2

Operating profits increased 29% to US$213.9 million. The contribution from El Tesoro went up by US$23.5 million, as a result of the increase in production. Los Pelambres' operating profit was US$2.9 million higher than the previous year, as the combined effect of higher realised copper prices and by-product sales offset lower production volumes due to lower ore grades. Michilla's operating loss was reduced by

US$11.0 million mainly due to lower cash costs following the implementation of its cost reduction programme. The Group also benefited from reduced corporate overheads and exploration costs and improved contribution from the transport division with higher volumes. Operating costs are incurred in both US dollars and Chilean pesos.

Operating profit includes depreciation and non-exceptional disposal of fixed assets. Earnings before interest, tax, depreciation and amortisation (EBITDA) was US$349.7 million (2001 - US$283.1 million). The higher depreciation charge in 2002 is mainly due to the full-year effect of El Tesoro.

Profit on Disposal of Fixed Assets

	2002 US$m	2001 US$m
Profit on disposal of fixed assets	**–**	3.5

In 2001, the Group sold a surplus property resulting in an exceptional profit of US$3.5 million (US$2.8 million after tax). No comparable exceptional disposals were made in 2002.

Income from Other Fixed Asset Investments

	2002 US$m	2001 US$m
Quiñenco S.A.	**3.2**	–
Other fixed asset investments	**–**	0.1
	3.2	0.1

The Group holds a 33.6% interest in Quiñenco S.A., a diversified industrial and financial group listed in Santiago and New York with interests in Latin America. Income from Quiñenco is accounted for on a dividends-received basis and during 2002, the Group received a dividend of US$3.2 million. Further details about the investment in Quiñenco are given in Note 13 to the financial statements.

Net Interest Payable

	2002 US$m	2001 US$m
Interest receivable	**6.4**	13.2
Interest payable	**(46.7)**	(67.4)
Foreign exchange	**(0.1)**	(0.2)
Release of discount relating to provisions	**0.1**	(0.9)
	(40.3)	(55.3)

The decrease in interest receivable reflected lower market interest rates in 2002 compared with 2001. Group cash and deposit balances at the end of 2002 were US$252.4 million and did not change significantly from US$248.7 million at the end of 2001.

Deposits are typically held on short-term maturities of less than three months. 95% of the year-end cash and deposit balances were denominated in US dollars with the remainder mainly held in Chilean pesos.

The decrease in interest payable resulted mainly from lower interest rates and regular principal repayments by Los Pelambres and, from August 2002, El Tesoro. Interest costs at Los Pelambres were US$31.7 million compared with US$56.8 million the previous year. Interest costs at El Tesoro for 2002 were US$14.6 million compared with US$10.2 million in the second half of 2001. Finance costs relating to El Tesoro borrowings were capitalised in the first half of 2001 while the mine remained under development. Subject to movement in interest rates, interest costs should reduce progressively as principal repayments continue to be made.

In 2002, the ratio of operating profit to net interest was 5.3 times (2001 - 3.0 times) and the ratio of EBITDA to net interest and principal repayments (excluding amounts repaid on refinancing and voluntary prepayments) was 2.4 times (2001 - 1.9 times).

The Group's borrowings relate mainly to project loans at Los Pelambres and El Tesoro, which represent US$885.3 million out of total borrowings at the end of 2002 of US$965.3 million. Of total borrowings, 79% were floating rate and the balance mainly fixed after taking into account the effect of hedging instruments. Borrowings are almost entirely denominated in US dollars.

Based on total borrowings at the end of 2002, a 1% change in interest rates would affect interest payable by US$7.6 million and net interest (after taking into account cash and deposit balances at the end of 2002) by US$5.1 million. Details of the composition of borrowings and interest rates are given in Note 17 to the financial statements.

Taxation

	2002 US$m	2001 US$m
On profits before exceptional items	**(29.9)**	(20.4)
On exceptional items	**–**	(0.7)
	(29.9)	(21.1)

Tax (including deferred tax) amounted to US$29.9 million (2001 - US$21.1 million). This represents an effective tax rate of 16.9% (2001 - 18.6%), compared with the Chilean statutory tax rate of 16% (2001 - 15%).

In 2001, Chile announced legislation to increase the statutory rate from 15% to 16% in 2002, 16.5% in 2003 and 17% from 2004. Since deferred tax is measured at the rates expected to apply in the period in which timing differences are expected to reverse, the effect of the prospective tax changes is to increase the rate at which deferred tax (which relates principally to Los Pelambres and El Tesoro) is calculated above the statutory rate.

The cumulative effect of these higher rates for the first time in 2001 resulted in the higher effective tax rate that year compared to 2002.

Further details regarding the current and deferred tax charges for the year are given in Note 7 to the financial statements.

Earnings per Share

	2002 cents	2001 cents
Earnings per share excluding exceptional items	**49.0**	30.0
Earnings per share	**49.0**	31.4

Earnings per share calculations are based on 197,171,339 ordinary shares being the number of shares in issue throughout both 2001 and 2002. The increase in earnings per share in 2002 reflects the higher profit after tax and minority interests. A reconciliation of 2001 earnings per share before and after exceptional items is given in Note 10 to the financial statements.

Dividends

Dividends on ordinary shares for the year are as follows:

	2002 cents	2001 cents
Ordinary		
Interim	**10.00**	7.25
Final	**18.00**	14.75
	28.00	22.00
Special		
Final	**-**	10.00
Total	**28.00**	32.00

Dividends on ordinary shares are payable in either US dollars or sterling. Further details, including conversion rates for dividends payable in sterling are given in the Report of the Directors on page 28 and in Note 8 to the financial statements.

In 2001, the final dividend included a special dividend of 10 cents. This was declared following the successful completion of the El Tesoro project and the release of surplus funds from that company to the Group and its minority partner, AMP.

The cost of ordinary dividends paid and proposed in 2002 is US$55.2 million, compared with US$35.5 million in 2001 excluding the special dividend (US$63.1 million including the special dividend). The 2002 dividend is covered 1.8 times compared with 1.4 times in 2001 excluding the special dividend (0.98 times including the special dividend).

Cash Flows

The Group cash flow statement is presented on page 44. The key features may be summarised as follows:

	2002 US$m	2001 US$m
Net debt at the beginning of the year	**(808.7)**	(795.6)
Changes in net debt relating to cash flows		
Net cash inflow from operating activities	**350.3**	265.9
Capital expenditure and financial investment	**(67.3)**	(113.9)
Equity dividends paid	**(69.8)**	(77.5)
Other items	**(112.1)**	(80.6)
Exchange and other non-cash movements	**(5.3)**	(7.0)
Net debt at the end of the year	**(712.9)**	(808.7)
Analysed as follows		
Current asset investments (time deposits) and cash at bank	**252.4**	248.7
Long and short term loans	**(965.3)**	(1,057.4)
	(712.9)	(808.7)

Net cash inflow from operating activities was US$350.3 million compared with US$265.9 million in 2001. This reflected the improved operating results adjusted for depreciation, the non-exceptional loss on disposal of fixed assets and normal working capital movements in debtors, creditors and stocks.

Net capital and investment expenditures in 2002 were US$67.3 million. Of this amount, US$43.8 million related to Los Pelambres, which included expenditure relating to the optimisation programme to increase ore throughput to approximately 120,000 tonnes per day by the end of 2003. Net capital expenditure for 2002 was lower than the US$113.9 million spent in 2001 which included US$58.9 million to complete the El Tesoro development.

Equity dividends of US$69.8 million (2001 – US$77.5 million) include the payment of the 2000 and 2001 special dividends during 2001 and 2002 respectively.

Other items include dividends received from investments, interest receipts and payments, dividends paid by subsidiaries to minority shareholders and tax payments. These are analysed in the review of performance above and in the notes to the cash flow statement on pages 72 to 74. In 2002, other items also include US$29.9 million for repayment of the supplier credit for the purchase of the power line at Los Pelambres, which was refinanced by a bank loan (see Note 16 to the financial statements).

Exchange and other non-cash movements are analysed in the reconciliation of net cash flow to movement in net debt on page 44.

Financial Position

At 31 December 2002, the Group had cash and deposits of US$252.4 million (2001 - US$248.7 million). After taking into account the minority share of non-wholly owned operations, the Group's share of the total balance was US$235.1 million (2001 - US$219.5 million).

Total Group debt at 31 December 2002 was US$965.3 million (2001 - US$1,057.4 million). US$568.7 million (2001 - US$615.8 million) is proportionately attributable to the Group after taking the minority share of partly-owned operations into account. Group borrowings included US$704.0 million (2001 - US$791.3 million) under the Los Pelambres non-recourse project financing arrangements of which 40% is attributable to minority shareholders. Group borrowings also include US$181.3 million (2001 - US$197.0 million) under the El Tesoro non-recourse project financing arrangements (net of refinancing costs of US$3.4 million in 2002) of which 39% is attributable to minority shareholders. Principal repayments began in August 2002 with a first semi-annual instalment of US$12.3 million.

During 2002, the Group refinanced the project loans at El Tesoro after the first principal repayment, in order to benefit from lower interest rates and more flexible covenants. The Group also refinanced a supplier credit at Los Pelambres with a bank loan and replaced a finance lease at El Tesoro in order to benefit from lower interest rates. Details of these refinancing transactions are given in Notes 16 and 17 of the financial statements.

US$124.0 million of the total Group debt of US$965.3 million is repayable within one year. This includes US$87.3 million under the Los Pelambres project borrowings which are repayable over a remaining period of 7 to 9 years and US$28.0 million under the El Tesoro project borrowings which are repayable over $7^1/_2$ remaining years. As explained above in relation to net interest payable, Group cash and debt is mainly floating rate and almost entirely denominated in US dollars.

On a consolidated basis, gearing (calculated as Group net debt to shareholders funds and minority interests) was reduced from 66% at the end of 2001 to 56% at the end of 2002. On an attributable basis (calculated as the Group's proportional share of net debt to shareholders' funds), gearing fell from 43% at the end of 2001 to 35% at the end of 2002.

Balance Sheet

The Group's balance sheet is set out on page 42. Shareholders' funds increased from US$929.3 million at the beginning of the year to US$960.4 million, principally reflecting profit attributable to shareholders less currency translation adjustments and dividends for the year. Further details are given in Note 21 to the financial statements.

Minority interests increased from US$305.3 million at the beginning of the year to US$314.3 million, principally reflecting the minority share of profit after tax less the minority share of distributions from the partly-owned mining operations.

Treasury Management and Hedging

The Group uses derivative financial instruments to reduce exposure to foreign exchange, interest rate and commodity price movements. Derivative instruments are entered into for hedging purposes only and not for trading purposes. Details of derivative instruments outstanding at 31 December 2002 are given in Note 18 to the financial statements.

Antofagasta Minerals S.A. manages commodity and treasury operations on behalf of the mining division while the FCAB (the Railway in Chile) manages treasury operations on behalf of the transport division. Policies are set by a central Risk Management Committee and reviewed by each divisional board.

Exchange

Exchange rates used to translate the results denominated in foreign currencies are given in Note 1(d) to the financial statements. The currency translation loss of US$10.3 million (2001 - loss of US$18.0 million) results mainly from the re-translation of peso-denominated subsidiaries at year-end rates.

Going Concern

After making appropriate enquiries, the Directors consider that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future and that it is appropriate to adopt the going concern basis in preparing the financial statements. In forming this opinion, the Directors have taken into account in particular the financial position of the Group including borrowing facilities in place, the current copper price and market expectations in the medium-term.

Production and Transport Statistics

For the year ended 31 December 2002

	2002					2001
	Q1	Q2	Q3	Q4	Year	Year
Group total						
Total copper production ('000 tonnes)	108.9	102.0	112.6	137.1	**460.7**	445.0
Weighted average cash costs (cents per pound)	39.2	39.3	36.9	40.1	**38.9**	38.8
Los Pelambres (60% owned)						
Daily average ore treated ('000 tonnes)	113.6	100.6	116.6	111.1	**110.5**	104.7
Average ore grade (%)	0.89	0.83	0.85	1.09	**0.91**	1.05
Average recovery (%)	91.2	90.8	89.8	92.2	**91.1**	92.4
Concentrate produced ('000 tonnes)	189.7	168.1	206.0	248.1	**811.8**	856.9
Average concentrate grade (%)	42.1	41.6	39.5	42.1	**41.3**	43.6
Fine copper in concentrate ('000 tonnes)	79.8	69.9	81.3	104.5	**335.5**	373.8
Payable copper in concentrate ('000 tonnes)	77.2	67.6	78.7	101.1	**324.6**	361.5
Payable moly in concentrate ('000 tonnes)	2.4	2.1	2.1	1.3	**7.8**	6.9
Cash costs (cents per pound)	35.9	34.8	31.5	36.7	**34.9**	35.3
El Tesoro (61% owned)						
Daily average ore treated ('000 tonnes)	20.6	19.7	21.0	20.6	**20.5**	17.7
Average ore grade (%)	1.34	1.51	1.55	1.60	**1.50**	1.44
Average recovery (%)	76.5	74.8	73.1	73.6	**74.4**	76.1
Copper cathodes ('000 tonnes)	19.3	21.2	20.9	22.8	**84.3**	34.0
Cash costs (cents per pound)	39.6	39.7	41.9	41.7	**40.8**	39.6
Michilla (74.2% owned)						
Daily average ore treated ('000 tonnes)	11.8	13.1	13.4	15.1	**13.4**	12.2
Average ore grade (%)	1.48	1.43	1.38	1.29	**1.39**	1.49
Average recovery (%)	77.4	74.8	76.2	74.3	**75.6**	74.8
Copper cathodes ('000 tonnes)	12.5	13.1	13.1	13.2	**51.8**	49.6
Cash costs (cents per pound)	59.0	61.5	61.3	63.5	**61.4**	64.5
Transport						
Rail tonnage transported	1,037	1,064	1,006	1,035	**4,142**	3,899

Notes to Production and Transport Statistics

a) The production figures represent the total amounts produced for each mine, not the Group's attributable share for each mine.

b) Los Pelambres produces copper concentrate, and the figures for Los Pelambres are expressed in terms of payable copper contained in concentrate. El Tesoro and Michilla produce copper cathodes.

c) El Tesoro remained under development for the first six months of 2001 and it produced 9,000 tonnes and shipped 2,350 tonnes of cathodes during the commissioning period in the second quarter of that year. This tonnage has not been included in the El Tesoro and Group tables for 2001.

d) Cash costs are a measure of the cost of operational production expressed in terms of cents per pound of payable copper produced. Cash costs include by-product credits and exclude depreciation, financial income and expenses, exchange gains and losses and corporation tax.

e) The individual figures are sometimes more specific than the rounded numbers shown; hence small differences may appear in the totals.

Mining Reserves and Resources

At 31 December 2002

	Tonnage millions of tonnes		Copper (%)		Molybdenum (%)		Gold (g/tonne)		Silver (g/tonne)	
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
Ore reserves										
Los Pelambres (60% owned) – cut off grade 0.4% – see note (c)										
Proved	973.0	997.2	0.74	0.74	0.0187	0.0182	0.033	0.033	1.21	1.21
Probable	334.1	310.9	0.62	0.62	0.0170	0.0149	0.034	0.034	0.88	0.85
Possible	99.8	91.8	0.59	0.58	0.0156	0.0133	0.032	0.032	0.62	0.64
Total	1,406.9	1,399.9	0.70	0.70	0.0181	0.0171	0.033	0.033	1.09	1.09
El Tesoro (61% owned) – cut off grade 0.37%										
Proved	166.1	166.2	0.82	0.87	–	–	–	–	–	–
Probable	11.9	11.1	0.70	0.89	–	–	–	–	–	–
Possible	0.2	1.3	0.49	1.09	–	–	–	–	–	–
Total	178.2	178.6	0.81	0.88	–	–	–	–	–	–
Michilla (74.2% owned) – cut off grade – see note (d)										
Proved	10.4	13.8	1.69	1.52	–	–	–	–	–	–
Probable	14.5	13.3	1.23	1.15	–	–	–	–	–	–
Possible	0.7	1.1	0.97	1.06	–	–	–	–	–	–
Total	25.6	28.1	1.41	1.33	–	–	–	–	–	–
Group total	1,610.6	1,606.6	0.72	0.73	–	–	–	–	–	–
Ore resources (including reserves)										
Los Pelambres (60% owned) – cut off grade 0.4%										
Measured	1,399.7	1,459.8	0.70	0.70	0.0174	0.0175	0.032	0.032	1.14	1.14
Indicated	911.7	920.7	0.59	0.59	0.0148	0.0150	0.034	0.033	0.80	0.79
Inferred	926.7	686.4	0.57	0.58	0.0160	0.0158	0.032	0.032	0.41	0.41
Total	3,238.0	3,066.9	0.63	0.64	0.0163	0.0164	0.033	0.032	0.83	0.87
El Tesoro (61% owned) – cut off grade 0.37%										
Measured	186.6	191.1	0.80	0.85	–	–	–	–	–	–
Indicated	36.4	25.0	0.62	0.77	–	–	–	–	–	–
Inferred	1.8	4.1	0.49	0.76	–	–	–	–	–	–
Total	224.7	220.2	0.77	0.84	–	–	–	–	–	–
Michilla (74.2% owned) – cut off grade – see note (d)										
Measured	16.5	15.1	1.64	1.77	–	–	–	–	–	–
Indicated	30.3	30.6	1.64	1.66	–	–	–	–	–	–
Inferred	6.8	6.9	1.41	1.40	–	–	–	–	–	–
Total	53.6	52.5	1.61	1.66	–	–	–	–	–	–
Group total	3,516.3	3,339.6	0.65	0.67	–	–	–	–	–	–

Notes to Reserves and Resources

a) The reserves and resources figures represent full reserves and resources, not the Group's attributable share for each mine.

b) Ore resources refer to material of intrinsic economic interest occurring in such form and quantity that there are reasonable prospects for eventual economic extraction. Ore reserves refer to that part of a resource for which appropriate assessments have been carried out to demonstrate at a given date that extraction could be reasonably justified and which include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. Resources are stated inclusive of reserves.

c) Los Pelambres is expected to present an environmental impact study during 2003, which would increase its ore reserves from 1.4 billion tonnes to 2.1 billion tonnes.

d) The operations at Michilla comprise an open pit mine, an underground mine and other workings. A cut off grade of 0.5% was applied to the open pit mine, a cut off grade of 1.5% to the underground mine and a cut off grade of 1.0% to the other workings to determine the reserve and resource calculations.

e) The individual reserves and resources figures are sometimes more specific than the rounded numbers shown; hence small differences may appear in totals.

The Directors present their Annual Report, together with the audited financial statements for the year ended 31 December 2002.

Group Activities

The principal activities of the Group are copper mining and the transport of freight by rail and road. These activities are mainly based in Chile.

Results and Dividends

The consolidated profit before tax has increased from US$113.5 million in 2001 to US$176.8 million in 2002.

Having paid an interim dividend of 10 cents (2001 – 7.25 cents), the Directors recommend a final dividend of 18 cents (2001 – 24.75 cents including a special dividend of 10 cents) per ordinary share payable on 13 June 2003 to shareholders on the Register at the close of business on 9 May 2003. This makes a total dividend for the year of 28 cents per ordinary share (2001 – 32 cents including the special dividend of 10 cents). After providing for ordinary and preference dividends of US$55.4 million (2001 – US$63.3 million) the amount transferred to reserves is US$41.4 million (2001 – amount transferred from reserves US$1.2 million).

Dividends are declared in US dollars but may be paid in either US dollars or sterling. Shareholders on the Register of Members with an address in the United Kingdom receive dividend payments in sterling, unless they elect to be paid in US dollars. All other shareholders are paid by cheque in US dollars, unless they have previously instructed the Company's registrar to pay dividends by bank transfer to a sterling bank account, or they elect for payment by cheque in sterling. The Company's Registrar must receive any such election for the proposed final dividend by the record date of 9 May 2003.

The exchange rate to be applied for the conversion of the final dividend will be £1 = US$1.581 giving those shareholders who will be paid in sterling a dividend of 11.3852 pence per ordinary share. The exchange rate applied for the conversion of the interim dividend was £1 = US$1.532, giving those shareholders who were paid in sterling a dividend of 6.5274 pence per ordinary share.

Review of Business and Future Developments

The Chairman's Review and the Financial Review outline the performance of the Group's activities during the year and developments after the year-end.

Directors

The Directors who served during the year are shown facing page 1. No Director has a service contract with the Company which cannot be terminated within 12 months.

Mr. P J Adeane retires in accordance with the Articles of Association at age 70 and, being eligible, offers himself for re-election. Special notice for this resolution at the Annual General Meeting has been given pursuant to sections 293 and 379 of the Companies Act 1985. Mr. Adeane is Managing Director and was appointed a Director of Antofagasta plc on its formation in 1982.

Mr. J-P Luksic also retires in accordance with the Articles of Association and, being eligible, offers himself for re-election. Mr. Luksic was appointed a Director of Antofagasta plc in 1990. He was appointed Deputy Chairman in April 2000 and is also Chief Executive Officer of the mining division. Mr. Luksic is aged 38.

Mr. R F Jara was appointed a Non-Executive Director of Antofagasta plc on 11 March 2003, and as explained below under items of Special Business at the Annual General Meeting, he offers himself for re-election under the Articles of Association. Mr. Jara is a partner in Jara del Favero y Cia., a Chilean law firm based in Santiago and is a director of several industrial companies. Mr. Jara is aged 49.

Biographical details of the other Directors are given below:

Mr. A A Luksic is Chairman of Antofagasta plc. As set out on page 35, he and his family interests own 65.02% of the ordinary share capital of the Company. Mr. Luksic is aged 76.

Mr. C H Bailey is a Non-Executive Director of Antofagasta plc. He is a Chartered Accountant, and a director of General Oriental Investment Limited, RIT Capital Partners plc, St James' Place Capital plc and Atrium Underwriting plc. Mr. Bailey is aged 68.

Mr. G S Menendez is a Non-Executive Director of Antofagasta plc. He is a director of Quiñenco S.A. and Banco Latinoamericano de Exportaciones (BLADEX). Mr. Menendez is aged 54.

The interests of the persons (including the interests of their families) who were Directors at the end of the year, in the preference and ordinary share capital of the Company are shown on page 35.

Donations

The Group made UK charitable donations of US$60,965 during the year ended 31 December 2002 (2001 - US$ 99,661).

Branches

The Antofagasta Railway Company plc is a subsidiary of Antofagasta plc and has a branch in Chile (known as the FCAB) providing rail freight services. All other operations in Chile and Bolivia are carried out through subsidiary companies.

Creditor Days

The Company does not trade in the United Kingdom. Creditor days for the Group have been calculated at 34 days (2001 - 36 days). Operating companies are responsible for agreeing terms of payment with each of their suppliers. It is Group policy that payments to suppliers are made in accordance with terms agreed.

Environment

The Group seeks to ensure that its operations and products cause minimum harmful effect to the environment. Care is taken to limit discharges of environmentally harmful substances and to dispose of waste material in a safe manner. Contingency arrangements and plans exist to reduce the risk of and limit the effect of any accidental spillage. The Group's policy is that all its operations should comply fully with applicable Chilean regulations.

Substantial Shareholdings

Details of shares held by Dolberg Finance Corporation and Lanzville Investment Establishment are given in the Report on Remuneration and Related Matters on page 35.

The Company has been made aware of the following other substantial interests in the issued ordinary share capital of the Company:

	%
Genesis Investment Management	7.16
Capital International	3.33

Special Business at the Annual General Meeting

Resolution 7 – Mr. R F Jara was appointed to the Board as a Non-Executive Director on 11 March 2003. In accordance with the Company's Articles of Association, he is standing for re-election at the AGM.

Resolution 8 – The Companies Act 1985 prevents the Directors of the Company from allotting unissued shares without the authority of the shareholders in a general meeting. In certain circumstances, this could unduly restrict the Directors from carrying on the Company's business to its best advantage. The existing authority for Directors to allot shares expires approximately one year after the conclusion of the Annual General Meeting and authority is therefore sought effectively to extend the authority for a further period as set out in Resolution 8. The Directors do not have any present intention of exercising this authority. The maximum which may be allotted by the Directors represents 8.8% of the total ordinary share capital in issue.

Resolution 9 – A special resolution must be obtained to empower the Directors to issue equity securities of the Company for cash other than pro rata to ordinary shareholders. Resolution 9 on the agenda of the Annual General Meeting will extend the existing power until the next Annual General Meeting or, if earlier, 15 months from the passing of the resolution. The extension will permit the Directors to make issues of equity securities for cash either by a rights offer to ordinary shareholders or, up to a maximum of £492,928 (5% of the issued ordinary share capital), in any other way. The proposal is consistent with the guidelines approved by the Investment Committees of the Association of British Insurers and the National Association of Pension Funds.

The guidelines also indicate that issues of equity securities for cash (other than by way of rights) should not, in any rolling three year period, exceed 7.5% of the issued share capital.

Auditors

A resolution proposing the re-appointment of Deloitte & Touche as auditors of the Company will be put to the Annual General Meeting.

By Order of the Board



For and on behalf of
Petershill Secretaries Limited
Secretary
6 May 2003

The Board of Directors describes below how it applies the corporate governance principles contained in the Principles of Good Governance and Code of Best Practice ("Combined Code") which is appended to the Listing Rules of the Financial Services Authority.

The Company complied with the detailed code provisions contained in the Combined Code throughout 2002 except in relation to the recommended minimum number of Audit Committee members and the absence of performance-related pay measures for all Executive Directors. Reasons for these two areas of non-compliance are set out in the discussion of principles below and in the Report on Remuneration and Related Matters respectively. As explained below, an additional appointment has been made to the Audit Committee subsequent to the year-end and its membership now complies with the Combined Code.

a) Directors and Board Structure

The Directors collectively have ultimate responsibility for the conduct of the Group's business. The Board currently comprises six Directors following the appointment of Mr. R F Jara in March 2003. Four of these Directors (two of whom are Non-Executive) are based in Chile where the Group's operations are principally located, and two Directors (one of whom is Non-Executive) are based in the United Kingdom where the Company is incorporated and listed on the London Stock Exchange.

Three of the Directors are Executive Board members. Mr. A A Luksic is Chairman of the Board. Mr. J-P Luksic is Deputy Chairman and also Chief Executive Officer of Antofagasta Minerals S.A., the Group's mining division based in Chile. Mr. P J Adeane is Managing Director.

The other Directors, Mr. C H Bailey, Mr. G S Menendez and Mr. R F Jara, are Non-Executive. They are considered by the Board to be independent both of management and the majority shareholder, and the recognised senior Non-Executive Director is Mr. C H Bailey. As explained below, all three Non-Executive Directors are members of the Audit Committee and Remuneration Committee.

As explained on page 75, the majority shareholder of the Company is Dolberg Finance Corporation, a company controlled by the Chairman, Mr. A A Luksic, and his family. In accordance with the requirements of the United Kingdom Listing Authority, and in order to ensure that the Company operates independently of the majority shareholder and its associates, the Company entered into a Relationship Agreement on 22 January 1998. This requires, *inter alia*, that transactions with the majority shareholder or transactions which reflect a conflict of interest for the majority shareholder to be at arm's length and approved by the independent Directors. For these purposes, these Directors include Mr. P J Adeane in addition to the Non-Executive Directors.

The Board meets six to eight times a year, and certain matters are reserved for its consideration. These include reviewing and approving the Group's interim and final results and dividend recommendation prior to announcement, reviewing internal controls and ensuring that the Group has sufficient resources to continue in operational existence into the foreseeable future. In addition, the board of Antofagasta Minerals S.A. (mining) and the board of the Antofagasta Railway Company plc (railway and other transport service services) meet monthly to consider strategic, operational and risk management issues in detail. There is substantial overlap between membership of the Board of Antofagasta plc and these two divisional boards. Additionally, the Directors receive regular reports and forecasts to ensure that they remain properly briefed about the performance and financial position of the Group throughout the year.

Given its small size, the Board does not consider it appropriate to have a separate nominations committee. Directors are appointed for their knowledge and experience of Chile, the mining industry in Latin America, capital markets and the regulatory environment. These factors are taken into account by the Board in making appointments.

b) Directors' Remuneration

The membership of the Remuneration Committee, a statement of the Company's policy on remuneration and the remuneration details and shareholding interests of each Director are contained in the Report of the Remuneration and Related Matters on pages 34 to 37.

c) Relations with Shareholders

The Executive Directors and senior management regularly meet with institutional shareholders and analysts in London, Santiago and New York. During 2002, a visit to the Group's operations in Chile was also arranged for analysts and institutional shareholders. The Company carries out a formal programme of presentations to update institutional shareholders and analysts on developments in the Group after the announcement of the interim and full year results. In addition, production and transport volumes for the mining and railway operations are published on a quarterly basis. Copies of these results and production announcements, presentations and other press releases issued by the Company are available on its website. The Company's Annual General Meeting is also used as an opportunity to communicate with both institutional and private shareholders and the Board of Directors encourages their attendance.

d) Accountability and Audit

Statement of Directors' Responsibilities

United Kingdom company law requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Group and the Company and of the profit or loss of the Group for that period. In preparing those financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are prudent and reasonable;
- state whether applicable accounting policies have been followed; and
- prepare financial statements on the going concern basis unless it is inappropriate to presume that the Company will remain in business.

The Directors are also responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for the system of internal control, safeguarding the assets of the Company and hence for taking any reasonable steps for the prevention and detection of fraud and other irregularities.

Audit Committee

During 2002, the Audit Committee comprised Mr. C H Bailey (Chairman) and Mr. G S Menendez, both of whom, as explained above, are independent Non-Executive Directors. After the year-end, Mr. R F Jara was also appointed to this Committee following his appointment to the Board as an independent Non-Executive

Director. The Board previously considered that, in view of its small overall size, there was a sufficient number of Directors on this Committee although this was less than the recommended minimum set out in the Combined Code. However, following the appointment of Mr. R F Jara, the Audit Committee now meets this recommendation. The Audit Committee meets at least twice a year with the external auditors in attendance. The Audit Committee's purpose is to assist the Board in meeting its responsibilities relating to financial reporting and control matters. In particular, it reviews the scope and nature of the audit and issues arising from it, as well as the reappointment of the external auditors. It reviews the internal control and risk assessment procedures adopted by the Group described in the section on internal controls below. It also reviews the financial statements and Directors' statements on internal controls and the going concern basis prior to endorsement by the Board.

Internal Controls

The Directors are responsible for the Group's system of internal control and reviewing its effectiveness. Any such system is designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss.

The Directors have established a process for identifying, evaluating and managing the significant risks faced by the Group. This process has been in place for the year under review and up to and including the date of approval of the 2002 Annual Report. This process is regularly reviewed by the Board and accords with the guidance set out in "Internal Control: Guidance for Directors on the Combined Code" (the "Turnbull Report").

This process is based on a Group-wide analysis of risks and controls in conjunction with each operation which is reviewed and updated on an ongoing basis through the year. The analysis covers the assessment of financial, operational and compliance controls and risk management procedures including health, safety and environmental issues. These procedures are complemented by an internal audit programme to examine the operation of controls in key areas. As part of its normal process, the Board also conducted an overall review of the effectiveness of the Group's system of internal control covering all significant business risks.

Going Concern

The Board's statement on going concern is included in the Financial Review on page 25.

Report on Remuneration and Related Matters

This report follows the Directors' Remuneration Report Regulations 2002 ("the Regulations") which introduced new statutory requirements for the disclosure of directors' remuneration in respect of periods ending on or after 31 December 2002. The report also meets the relevant requirements of the Listing Rules of the Financial Services Authority and describes how the Board has applied the Principles of Good Governance and Code of Best Practice ("the Combined Code") relating to directors' remuneration. During the year under review, the Company complied with the detailed code provisions set out in Section B of the Combined Code except in relation to performance-related pay measures for all Executive Directors as noted on page 31.

The Regulations require the auditors to report to the Company's members on the "auditable part" of this report and to state whether in their opinion that part has been properly prepared in accordance with the Companies Act 1985 (as amended by the Regulations). The report has therefore been divided into separate sections for audited and unaudited information.

Unaudited Information

Remuneration Committee

During 2002, the Remuneration Committee comprised Mr. C H Bailey and Mr. G S Menendez. In March 2003, Mr. R F Jara was also appointed to this Committee following his appointment to the Board. All three members are independent Non-Executive Directors. Mr. C H Bailey is Chairman of the Committee. The Remuneration Committee is responsible for setting remuneration policy and reviewing the remuneration of the Executive Directors and in doing so consults Mr. A A Luksic, the Chairman of Antofagasta plc.

The remuneration of Non-Executive Directors is determined by the Board as a whole. No Director participates in the determination of his own remuneration.

Company Policy on Directors' Pay and Bonuses

The Company's policy is to ensure that Directors are fairly rewarded with regard to responsibilities undertaken, and takes into account comparable pay levels in the United Kingdom and in Chile. Corporate and individual performance is taken into account in setting pay levels for each Executive Director, and this is reviewed on an annual basis. In determining pay levels for Non-Executive Directors, the time commitment and responsibilities undertaken are taken into account.

The Board does not consider it appropriate to make regular performance-related pay awards such as bonuses to either Mr. A A Luksic or Mr. P J Adeane. One Executive Director, Mr. J-P Luksic, receives an annual bonus as Chief Executive Officer of Antofagasta Minerals S.A. based on personal and divisional targets, set by the board of that company. Any bonus is paid to Goldstream Finance Limited and is disclosed in the remuneration table on page 37.

No Directors currently receive pension contributions. In 2001, only Mr. P J Adeane received a pension contribution which is disclosed in the remuneration table on page 37.

Service Contracts

Mr. J-P Luksic has an employment contract with Antofagasta Minerals S.A. as Chief Executive Officer which has a one month notice period. There are no service contracts entered into with the other Directors of the Company and therefore no other notice periods apply.

Share Options and Long-term Incentive Schemes

No arrangements exist either to enable Directors to acquire benefits through the acquisition of shares in the Company or any of its subsidiary undertakings, to benefit through profit-related pay or share option schemes or to participate in any long-term incentive schemes.

Directors' Interests

The Directors' beneficial interests, including family interests, in the shares of the Company at the beginning and end of the year were as follows:

	Ordinary shares of 5p each		5% Cumulative Preference shares of £1 each	
	31 December 2002	1 January 2002	**31 December 2002**	1 January 2002
Dolberg Finance Corporation	**100,000,000**	100,000,000	**1,882,396**	1,882,396
Lanzville Investment Establishment	**27,793,408**	27,793,408	**-**	-
A A Luksic	**346,838**	334,838	**-**	-
P J Adeane	**20,000**	20,000	**-**	-
C H Bailey	**13,000**	13,000	**-**	-

Between 31 December 2002 and the date of this Report, Lanzville Investment Establishment bought a further 70,000 shares.

The remaining Directors had no beneficial interest in the shares of the Company during the year. No Director had any material interest in any other contract with the Company or its subsidiary undertakings during the year other than in the ordinary course of business.

Mr. A A Luksic together with his family and other interests own the ultimate holding company Dolberg Finance Corporation and Lanzville Investment Establishment. Together with directly held interests, this represents 65.02% of the ordinary share capital of the Company.

Performance Graph

The following graph shows the Company's performance compared to the performance of the FTSE All Share Index over a five-year period, measured by total shareholder return (as defined below). The FTSE All Share Index has been selected as an appropriate benchmark as it is the most broadly based index to which the Company belongs and which relates to the London Stock Exchange, the market where the Company's ordinary shares are traded.

Total shareholder return is calculated to show a theoretical growth in the value of a shareholding over a specified period, assuming that dividends are reinvested to purchase additional shares at the closing price applicable on the ex-dividend date. Total shareholder return for the FTSE All Share Index is calculated by aggregating the returns of all individual constituents of the FTSE at the end of the five-year period.


Total Shareholder Return – Antofagasta plc vs FTSE All Share Index
Total Return Basis Index - 1 January 1998 = 100
250
200
150
100
50
0
1 Jan '98
31 Dec '98
31 Dec '99
31 Dec '00
31 Dec '01
31 Dec '02
Antofagasta plc
FTSE All Share Index
Source - Datastream.

Audited Information

Remuneration

The remuneration of the Directors in the year is detailed below. Amounts paid to Directors are set out below in US dollars. Amounts paid in sterling or Chilean pesos have been translated at average rates for the relevant year, which are set out Note 1 to the financial statements.

Directors' Remuneration

	Base salary and fees		Bonus		Benefits		Pension contributions		Total emoluments including pension contributions	
	2002 US$'000	2001 US$'000	2002 US$'000	2001 US$'000	2002 US$'000	2001 US$'000	2002 US$'000	2001 US$'000	2002 US$'000	2001 US$'000
Chairman and Executive Directors										
Kimpton SA	585	511	–	–	–	–	–	–	585	511
A A Luksic	217	218	–	–	–	–	–	–	217	218
Goldstream Finance Ltd	–	–	300	150	–	–	–	–	300	150
J-P Luksic	434	426	–	–	–	–	–	–	434	426
P J Adeane	265	218	–	–	29	28	–	14	294	260
Non-Executive Directors										
C H Bailey	30	29	–	–	–	–	–	–	30	29
G S Menendez	39	37	–	–	–	–	–	–	39	37
	1,570	1,439	300	150	29	28	–	14	1,899	1,631

Certain remuneration for the provision of services by the Chairman are paid to Kimpton S.A. and the bonus in respect of Mr. J-P Luksic is paid to Goldstream Finance Limited. These amounts are disclosed separately in the table above. From 2003, the remuneration previously paid to Kimpton S.A. will be paid to the Luksburg Foundation.

Former Directors

The Company had a consultancy agreement with Asesorias Supetar Limitada for the provision of services by Mr. Vladimir Radic, a former Director who resigned from the Board on 31 August 2000. During 2002, the Company paid US$93,879 (2001 - US$135,242). The agreement ended in August 2002 and no further payments remain to be made.

Approved on behalf of the Board



C H Bailey
Chairman of the Remuneration Committee
6 May 2003

We have audited the financial statements of Antofagasta plc for the year ended 31 December 2002 which comprise the consolidated profit and loss account, the consolidated statement of total recognised gains and losses, the note of historical cost profit and losses, the consolidated and parent company balance sheets, the consolidated cash flow statement and the related Notes 1 to 24. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the part of the Report on Remuneration and Related Matters that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective Responsibilities of Directors and Auditors

As described in the statement of Directors' responsibilities, the Company's Directors are responsible for the preparation of the financial statements in accordance with applicable United Kingdom law and accounting standards. They are also responsible for the preparation of the other information contained in the Annual Report including the Report on Remuneration and Related Matters. Our responsibility is to audit the financial statements and the part of the Report on Remuneration and Related Matters described as having been audited in accordance with relevant United Kingdom legal and regulatory requirements and auditing standards.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Report on Remuneration and Related Matters described as having been audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Report of the Directors is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and transactions with the Company and other members of the Group is not disclosed.

We review whether the corporate governance statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the Report of the Directors and the other information contained in the annual report for the above year as described in the contents section including the unaudited part of the Report on Remuneration and Related Matters and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of Audit Opinion

We conducted our audit in accordance with United Kingdom auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Report on Remuneration and Related Matters described as having been audited. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Report on Remuneration and Related Matters described as having been audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Report on Remuneration and Related Matters described as having been audited.

Opinion

In our opinion:

- the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2002 and of the profit of the Group for the year then ended; and
- the financial statements and part of the Report on Remuneration and Related Matters described as having been audited have been properly prepared in accordance with the Companies Act 1985.



Deloitte & Touche
Chartered Accountants and Registered Auditors
London
6 May 2003

Deloitte & Touche

Consolidated Profit and Loss Account

For the year ended 31 December 2002

	Notes	2002 US$m	2001 US$m
Turnover – continuing operations	2	**863.1**	769.5
Operating profit – continuing operations	2,3	**213.9**	165.2
Profit on disposal of fixed assets	4	**–**	3.5
Income from other fixed asset investments		**3.2**	0.1
Net interest payable	5	**(40.3)**	(55.3)
Profit on ordinary activities before tax	2	**176.8**	113.5
Tax	7	**(29.9)**	(21.1)
Profit on ordinary activities after tax		**146.9**	92.4
Minority interests – equity		**(50.1)**	(30.3)
Profit for the financial year		**96.8**	62.1
Dividends			
Preference – non equity	8	**(0.2)**	(0.2)
Ordinary – equity	8	**(55.2)**	(63.1)
Transferred to/(from) reserves		**41.4**	(1.2)

		2002 cents	2001 cents
Earnings per share	10	**49.0**	31.4
Earnings per share excluding exceptional items	10	**49.0**	30.0
Ordinary dividends per share – equity			
Ordinary	8	**28.0**	22.0
Special	8	**–**	10.0
Total	8	**28.0**	32.0

There were no exceptional items in 2002.

Further details relating to dividends are given in Note 8. The dividend in 2001 included a special dividend of 10.0 cents per share which is equivalent to US$19.7 million.

The movement in reserves for the year is analysed in Note 9. There were no discontinued operations during either year.

No dilutive potential ordinary shares were in issue.

The notes on pages 45 to 75 form part of these financial statements.

Consolidated Statement of Total Recognised Gains and Losses

For the year ended 31 December 2002

	Notes	2002 US$m	2001 US$m
Profit for the financial year		**96.8**	62.1
Exchange	1(d)	**(10.3)**	(18.0)
Total gains and losses recognised during the year		**86.5**	44.1

Exchange movements relating to share capital and share premium are included in the overall exchange movement in the consolidated statement of total recognised gains and losses.

Note of Historical Cost Profit and Losses

The results as disclosed in the consolidated profit and loss account on page 40, and for the Parent Company as disclosed in Note 9, are not materially different from the results as calculated on an unmodified historical cost basis.

Consolidated Balance Sheet

At 31 December 2002

	Notes	2002 US$m	2001 US$m
Fixed assets			
Tangible fixed assets	*11*	**1,830.3**	1,916.8
Other investments	*13*	**187.4**	185.5
		2,017.7	2,102.3
Current assets			
Stocks	*14*	**57.5**	49.3
Debtors	*15*	**130.7**	113.7
Current asset investments	*18(a)*	**249.0**	246.5
Cash at bank and in hand	*18(a)*	**3.4**	2.2
		440.6	411.7
Creditors – amounts falling due within one year			
Trade and other creditors	*16*	**(87.5)**	(79.0)
Loans	*17*	**(124.0)**	(104.2)
Dividends payable	*8*	**(35.5)**	(48.8)
		(247.0)	(232.0)
Net current assets		**193.6**	179.7
Total assets less current liabilities		**2,211.3**	2,282.0
Creditors – amounts falling due after more than one year			
Other creditors	*16*	**–**	(25.3)
Loans	*17*	**(841.3)**	(953.2)
Provisions for liabilities and charges	*19*	**(95.3)**	(68.9)
		1,274.7	1,234.6
Capital and reserves			
Called up share capital			
Preference shares – non equity	*20*	**3.2**	2.9
Ordinary shares – equity	*20*	**15.8**	14.3
		19.0	17.2
Reserves – equity			
Share premium account	*9*	**271.7**	245.3
Revaluation reserve	*9*	**13.4**	15.1
Profit and loss account	*9*	**656.3**	651.7
Shareholders' funds (including non-equity interests)	*21*	**960.4**	929.3
Minority interests – equity		**314.3**	305.3
		1,274.7	1,234.6

Approved by the Board on 6 May 2003.

A A Luksic
P J Adeane — Directors





The notes on pages 45 to 75 form part of these financial statements.

Parent Company Balance Sheet

At 31 December 2002

	Notes	2002 US$m	2001 US$m
Fixed assets			
Investments in subsidiaries	12	**586.2**	497.5
Other investments	13	**5.0**	5.0
		591.2	502.5
Current assets			
Debtors	15	**0.2**	0.9
Current asset investments		**91.0**	155.3
Cash at bank and in hand		**0.1**	0.1
		91.3	156.3
Creditors – amounts falling due within one year			
Other creditors		**(0.4)**	(0.3)
Amounts owed to subsidiaries		**(294.1)**	(292.8)
Dividends payable	8	**(35.5)**	(48.8)
		(330.0)	(341.9)
Net current liabilities		**(238.7)**	(185.6)
		352.5	316.9
Capital and reserves			
Called up share capital			
Preference shares – non equity	20	**3.2**	2.9
Ordinary shares – equity	20	**15.8**	14.3
		19.0	17.2
Reserves – equity			
Share premium account	9	**271.7**	245.3
Profit and loss account	9	**61.8**	54.4
Shareholders' funds (including non-equity interests)	21	**352.5**	316.9

Approved by the Board on 6 May 2003.

A A Luksic

Directors

P J Adeane



The notes on pages 45 to 75 form part of these financial statements.

Consolidated Cash Flow Statement

For the year ended 31 December 2002

	Notes	2002 US$m	2001 US$m
Net cash inflow from operating activities	22(a)	350.3	265.9
Returns on investment and servicing of finance	22(b)	(76.7)	(79.7)
Tax - overseas tax paid		(5.5)	(0.9)
Capital expenditure and financial investment	22(b)	(67.3)	(113.9)
Equity dividends paid		(69.8)	(77.5)
Cash inflow/(outflow) before management of liquid resources and financing		131.0	(6.1)
Management of liquid resources - net (increase)/decrease in time deposits		(3.1)	49.1
Net cash outflow from financing	22(b)	(126.7)	(44.0)
Net cash inflow/(outflow) in the year		1.2	(1.0)

Reconciliation of Net Cash Flow to Movement in Net Debt

	Notes	2002 US$m	2001 US$m
Net cash inflow/(outflow) in the year		1.2	(1.0)
Cash outflow from decrease in debt		96.8	44.0
Cash outflow/(inflow) from increase/(decrease) in liquid resources		3.1	(49.1)
Change in net debt resulting from cash flows	22(c)	101.1	(6.1)
Reclassification to creditors		–	0.6
Interest accrued on long-term balances		(2.3)	(3.4)
New leases		(2.0)	(3.4)
Exchange		(1.0)	(0.8)
Movement in net debt in the year		95.8	(13.1)
Net debt at 1 January	22(c)	(808.7)	(795.6)
Net debt at 31 December	22(c)	(712.9)	(808.7)

1 Accounting Policies

a) Basis of accounting and functional currency

The financial statements are prepared under the historical cost convention as modified by the revaluation of certain fixed assets (as described in Note 11) and in accordance with applicable accounting standards in the United Kingdom.

The functional reporting currency of the Group is US dollars, the principal currency in which the Group operates and in which assets and liabilities are held. Share capital is denominated in sterling and, for the purposes of reporting in US dollars, share capital and share premium are translated at the period end rate of exchange. As explained in Note 8, dividends are paid in either US dollars or sterling.

b) Group financial statements and basis of consolidation

The financial statements of the Group incorporate the consolidated assets, liabilities and results of the Company and its subsidiary undertakings ("subsidiaries"). The results of subsidiaries acquired or disposed of are included in the financial statements from the effective date of acquisition or up to the effective date of disposal.

c) Goodwill

Purchased goodwill is the difference between the cost of an acquisition and the aggregate fair values of the identifiable assets and liabilities acquired. Any purchased goodwill is capitalised in the balance sheet at cost and amortised through the profit and loss account on a straight line basis over its useful economic life. The gain or loss on subsequent disposal will include any attributable goodwill. Internally generated goodwill is not capitalised.

Prior to 1998, purchased goodwill was eliminated against the profit and loss reserve and negative goodwill was credited to a separate capital reserve account. As permitted under the transitional arrangements of FRS 10 "Goodwill and Intangible Assets" adopted in the 1998 financial statements, such amounts previously written off or credited to reserves were not reinstated as an asset, but will be charged or credited to the profit and loss account on disposal of the business to which they relate.

d) Currency translation

Assets and liabilities denominated in foreign currencies are translated into US dollars at year end rates of exchange. Results denominated in foreign currencies have been translated into dollars at the average rate for each year. As explained in the Report of the Directors on page 28, the interim dividend was converted at US$1.532 = £1, and the final dividend was converted at US$1.581 = £1.

	Year end rates	Average rates
2002	**US$1.6033 = £1; US$1 = Ch$719**	**US$1.4995 = £1; US$1 = Ch$689**
2001	US$1.4478 = £1; US$1 = Ch$655	US$1.4401 = £1; US$1 = Ch$635

Exchange gains or losses principally arising from the translation of branch and subsidiary balances, hedging overseas investments, and the restatement of results at the average rate are taken directly to reserves.

1 Accounting Policies (continued)

e) Fixed assets and depreciation

Fixed assets are stated at cost or, where previously revalued prior to the implementation of FRS 15, "Tangible Fixed Assets", at the revalued book amount as permitted under the transitional provisions of FRS 15. In determining cost, only costs directly attributable to bringing a fixed asset into working condition are capitalised. Such costs include financing costs and the costs associated with a commissioning period until commercial levels of production have been achieved. Non-incremental costs, including overhead costs incurred during a start-up period, are expensed.

Depreciation is provided on the following bases:

(i) Land and mining properties – mining properties including capitalised costs are depreciated in proportion to the volume of ore extracted in the year compared with total estimated reserves. Freehold land is not depreciated.

(ii) Buildings and infrastructure – straight-line basis over 10 to 25 years.

(iii) Railway track – straight-line basis over 20 to 25 years.

(iv) Wagons and rolling stock – straight-line basis over 10 to 20 years.

(v) Machinery, equipment and other assets – straight-line basis over 5 to 10 years.

(vi) Assets under construction – no depreciation until asset is available for use.

f) Other investments

Other investments are stated at cost unless, in the opinion of the Directors, there has been a permanent impairment in value. Where an investment has ceased to be an investment in an associate, it is reclassified to other investments and stated at the carrying amount as at the date of reclassification. Income from investments is recognised on a dividends received basis.

g) Turnover

Turnover represents the value of goods and services supplied during the year. In line with industry practice, copper concentrate sales agreements generally provide for provisional pricing of sales at the time of shipment with final pricing settlement based on the average LME copper price for specified future periods. Sales which remain open to final pricing at the year-end, are valued in aggregate at the lower of provisional invoice prices and mark-to-market forward prices at the balance sheet date. Sales are subsequently adjusted for final pricing settlement when closed out the following year.

h) Exploration expenditure

Exploration is expensed in the year in which it is incurred. When a decision is taken that a mining project is capable of production (normally when the project has reached the pre-feasibility stage) all further directly attributable pre-production expenditure is capitalised. As explained in (e) above, capitalisation of pre-production expenditure ceases when commercial levels of production are achieved.

i) Stocks

Stocks are included at the lower of cost or net realisable value. The replacement cost of stocks is not considered to be materially in excess of book value.

1 Accounting Policies (continued)

j) Pensions

The Group makes payments into private pension plans for a limited number of employees. These pension costs are charged to the profit and loss account in accordance with the contributions payable in the year. The Group does not provide any other post-retirement benefits.

k) Provision for severance indemnities

Provision is made for severance indemnities which are payable on termination of employment or on the eventual closure of an operation with a finite life, based on the net present value of estimated future costs. The release of the discount applied in establishing the net present value of future costs is charged to the profit and loss account in each accounting period and is disclosed as a financing cost.

l) Provision for decommissioning and site rehabilitation costs

Provision is made for decommissioning and site rehabilitation costs in the accounting period when the related environmental impact occurs, based on the net present value of estimated future costs to rectify the environmental impact. Where an obligation is incurred in the course of acquiring or constructing tangible fixed assets, the discounted amount of the provision is capitalised and depreciated over the life of that asset. The release of the discount applied in establishing the net present value of future costs is charged to the profit and loss account in each accounting period and is disclosed as a financing cost.

m) Deferred tax

Deferred tax is provided in full on timing differences that result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallise based on current legislation. Timing differences arise from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in the financial statements.

n) Cash and net liquid resources

Cash at bank and in hand includes amounts held in current accounts and demand deposits. For the purposes of the cash flow statement, liquid resources include cash on deposit maturing within twelve months.

o) Finance leases

Tangible fixed assets acquired under finance leases are included in the balance sheet at their equivalent capital value and depreciated over their useful lives. The corresponding liabilities are recorded as a loan creditor and the interest element of the finance lease rentals is charged to the profit and loss account in proportion to the amounts outstanding.

1 Accounting Policies (continued)

p) Derivative financial instruments

The Group uses derivative instruments to reduce exposure to foreign exchange, interest rate and commodity price movements. Derivative instruments are entered into for hedging purposes only.

(i) Commodity instruments: each hedging instrument is allocated against future production at the time of entering into the hedging instrument. All gains and losses on hedging instruments are included in turnover when designated production is sold. Premiums paid for individual options used to hedge future production are recognised as a deduction from turnover when the designated production is sold. If the option lapses or is exercised and immediately settled, the premium paid is recognised as an expense on the option expiry date.

(ii) Financial instruments: interest rate swap agreements are used to fix or limit variations in interest rates on borrowings. The differential payments made under such swaps are recognised by an adjustment to interest payable. Forward exchange contracts are used to hedge transaction exposures. These instruments are revalued at the balance sheet date with net unrealised losses and gains included in other debtors and other creditors and allocated against the underlying transaction when the hedged transactions occurs. Gains and losses arising from instruments in respect of construction projects have been capitalised.

2 Segmental Information

a) Turnover by geographical destination

	2002 US$m	2001 US$m
UK	**14.0**	12.4
Rest of Europe	**241.8**	205.2
Chile	**120.7**	103.4
Rest of Latin America	**61.2**	48.8
North America	**50.8**	50.2
Asia Pacific/other	**374.6**	349.5
	863.1	769.5

b) Turnover by operation

	2002 US$m	2001 US$m
Los Pelambres	**576.7**	564.8
El Tesoro	**132.8**	58.1
Michilla	**83.2**	77.5
Mining	**792.7**	700.4
Railway and other transport services	**70.4**	69.1
	863.1	769.5

2 Segmental Information (continued)

b) Turnover by operation (continued)

Notes to turnover by operation

i) Inter-segmental sales

Turnover from Railway and other transport services is stated after eliminating inter-segmental sales to the mining division of US$4.9 million (2001 - US$2.7 million).

ii) Los Pelambres turnover by type of metal

Los Pelambres produces and sells molybdenum. It is also credited for the gold and silver content in the copper concentrate it sells. Turnover by type of metal is analysed below. El Tesoro and Michilla do not have by-products from their copper cathode operations.

	2002 US$m	2001 US$m
Copper	**499.3**	523.8
Molybdenum	**65.3**	33.5
Gold and silver	**12.1**	7.5
	576.7	564.8

iii) Provisional pricing

In line with industry practices, copper concentrate agreements generally provide for provisional pricing at the time of shipment with final pricing settlement based on the average LME copper price for specified future periods. Copper revenues on provisionally priced tonnages are adjusted monthly until final settlement. Sales volumes are also adjusted on the final metallurgical content of the concentrate.

Revenues in the year to 31 December 2002 included positive adjustments to sales of concentrates open at 31 December 2001 totalling US$10.5 million. Revenues in the year to 31 December 2001 included negative adjustments to sales of concentrates open at 31 December 2000 totalling US$16.5 million.

At 31 December 2002, copper sales totalling 87,800 tonnes remained to be finally priced, and were recorded at that date at an average price of 70.5 cents. At 31 December 2001, copper sales totalling 75,300 tonnes remained to be finally priced, and were recorded at that date at an average price of 64.3 cents.

iv) Commodity hedging

Details of commodity hedging and the impact on turnover are given in Note 18.

2 Segmental Information (continued)

c) Earnings before interest, tax, depreciation and amortisation (EBITDA) by operation

	2002 US$m	2001 US$m
Los Pelambres	256.2	239.4
El Tesoro	58.9	27.2
Michilla	13.6	3.7
Exploration	(2.8)	(9.7)
Corporate and other	(8.2)	(7.4)
Mining	317.7	253.2
Railway and other transport services	32.0	29.9
	349.7	283.1

EBITDA is calculated by adding back depreciation, amortisation and the non-exceptional loss on disposal of fixed assets (see Note 2(d)) to operating profit (see Note 2(e)).

d) Depreciation and amortisation by operation

	2002 US$m	2001 US$m
Los Pelambres	84.9	76.0
El Tesoro	19.8	14.3
Michilla	16.8	18.5
Corporate and other	1.0	1.2
Mining	122.5	110.0
Railway and other transport services	6.2	6.8
Total depreciation and amortisation	128.7	116.8
Loss on disposal of fixed assets included in operating profit	7.1	1.1
	135.8	117.9

2 Segmental Information (continued)

e) Operating profit by operation and profit before tax

	2002 US$m	2001 US$m
Los Pelambres	165.9	163.0
El Tesoro	36.4	12.9
Michilla	(3.4)	(14.4)
Exploration	(2.8)	(9.7)
Corporate and other	(8.0)	(8.6)
Mining	188.1	143.2
Railway and other transport services	25.8	22.0
Operating profit	213.9	165.2
Disposal of fixed assets	–	3.5
Income from other fixed asset investments	3.2	0.1
Net interest payable	(40.3)	(55.3)
Profit before tax	176.8	113.5

f) Capital expenditure by operation

	2002 US$m	2001 US$m
Los Pelambres	43.8	43.6
El Tesoro	7.5	61.0
Michilla	6.9	11.0
Corporate and other	0.1	0.6
Mining	58.3	116.2
Railway and other transport services	6.1	13.3
	64.4	129.5

Capital expenditure of US$64.4 million represents purchase of tangible fixed assets stated on an accruals basis (see Note 11) and therefore may differ from the amount included in the cash flow statement (see Note 22(b)) which represents actual cash paid in the year.

2 Segmental Information (continued)

g) Net assets by operation

	2002 US$m	2001 US$m
Los Pelambres	1,297.3	1,334.4
El Tesoro	354.6	358.7
Michilla	84.1	99.9
Corporate and other	7.2	4.9
Mining	1,743.2	1,797.9
Railway and other transport services	92.5	108.7
Operating net assets	1,835.7	1,906.6
Other fixed asset investments	187.4	185.5
Net debt	(712.9)	(808.7)
Unallocated liabilities - Group dividend	(35.5)	(48.8)
Net assets	1,274.7	1,234.6

Net assets are stated before deducting minority interests.

3 Operating Profit

	2002 US$m	2001 US$m
Turnover	863.1	769.5
Cost of sales	(558.2)	(506.5)
Gross profit	304.9	263.0
Administrative expenses	(82.2)	(83.8)
Provisions for decommissioning and site rehabilitation costs (Note 19)	(1.2)	(1.1)
Severance charges (Note 19)	(1.9)	(1.7)
Exploration costs	(2.8)	(9.7)
Other net operating expenses	(2.9)	(1.5)
Operating profit	213.9	165.2

Depreciation charges in 2002 amounted to US$128.7 million (2001 - US$116.8 million). Of this amount, US$125.7 million (2001 - US$106.1 million) is included in cost of sales and US$3.0 million (2001 - US$ 10.7 million) is included in administrative expenses.

4 Exceptional Items

	2002 US$m	2001 US$m
Sale of land by the Railway	–	3.5
Tax effect	–	(0.7)
	–	2.8

There were no exceptional items in 2002.

The exceptional profit in 2001 of US$3.5 million related to the disposal of a surplus property owned by the Railway in the centre of the city of Antofagasta. The net book value of this property was US$0.1million.

5 Profit on Ordinary Activities Before Tax

		2002 US$m	2001 US$m
Profit on ordinary activities before tax is stated after crediting/(charging):			
Interest receivable		6.4	13.2
Interest payable			
– loans wholly repayable within 5 years		(0.1)	-
– loans wholly or partly repayable after 5 years		(44.5)	(66.4)
– finance leases		(2.1)	(1.0)
– release of discount relating to provisions (Note 19)		0.1	(0.9)
Foreign exchange		(0.1)	(0.2)
Net interest payable		(40.3)	(55.3)
Depreciation	– owned assets	(127.4)	(115.5)
	– finance leases	(1.3)	(1.3)
Auditors' remuneration	– Group audit	(0.2)	(0.3)
	– Company audit	(0.1)	(0.1)
Wages and salaries		(49.7)	(49.3)
Social security costs		(1.3)	(1.3)

Non-audit fees to the Auditors amounted to less than US$0.1 million in both 2001 and 2002.

The average number of employees by location and class of business during the year was:

	2002 Number	2001 Number
Latin America		
– Mining	1,230	1,298
– Railway and other transport services	1,114	1,070
	2,344	2,368
United Kingdom		
– Administration	4	4
Total	2,348	2,372

6 Directors' Remuneration

	2002 US$m	2001 US$m
Fees	**1.0**	0.9
Salaries and other remuneration	**0.9**	0.7
	1.9	1.6

Further details of the remuneration of the Directors are given in the Report on Remuneration and Related Matters on page 37.

7 Tax on Profit on Ordinary Activities

a) Analysis of tax charge for the year

The Company and all its subsidiaries are resident outside the United Kingdom and accordingly the Group is not subject to United Kingdom corporation tax. Subsidiaries incorporated in Chile are liable to Chilean corporation tax at the rate of 16% (2001 - 15%), with further tax of 20% payable on profits distributed outside Chile. Legislative changes during 2001 resulted in the statutory tax rate increasing to 16% in 2002, 16.5% in 2003 and 17% in 2004. Deferred tax is measured at the rates expected to apply in the period in which timing differences are expected to reverse. The Group tax charge for the year comprises current and deferred tax as set out below.

	2002 US$m	2001 US$m
Chilean corporation tax on profits for the year	**3.2**	3.0
Other overseas corporation tax on profits for the year	**-**	0.1
Current tax charge for the year	**3.2**	3.1
Deferred tax charge for the year - origination and reversal of timing differences	**26.7**	18.0
Tax charge for the year	**29.9**	21.1

b) Analysis of deferred tax provision at the end of the year

The deferred tax provision at the end of the year is analysed below between its main components. The movement in the deferred tax provision during the year is analysed in Note 19 together with provisions for other liabilities and charges.

No deferred tax has been provided on gains recognised on the revaluation of freehold land and railway track as it is not envisaged that any tax will be payable in the foreseeable future. If these assets were sold at their revalued amounts, additional tax of US$2.1 million (2001 - US$2.3 million) could become payable. Further details of the revaluation are given in Note 11.

No deferred tax is recognised on the unremitted earnings of Chilean and other overseas subsidiaries. As such earnings are retained for current or future reinvestment, it is not expected that any tax will become payable in the foreseeable future.

7 Tax on Profit on Ordinary Activities (continued)

b) Analysis of deferred tax provision at the end of the year (continued)

	2002 US$m	2001 US$m
Accelerated capital allowances	140.2	126.2
Timing differences on decommissioning, site rehabilitation and severance provisions	(2.0)	(1.1)
Short-term timing differences	(2.0)	(0.1)
Tax losses carried forward	(59.0)	(74.5)
Deferred tax provision at the end of the year	77.2	50.5

Under Chilean tax legislation, full relief is given for pre-operational costs on the start-up of a mining project, and capital allowances are available on an accelerated basis for expenditure relating to the construction or purchase of tangible fixed assets. These factors have resulted in the availability of tax losses at Los Pelambres and El Tesoro which began commercial operations in 2000 and 2001 respectively. These tax losses will be utilised in future years against subsequent taxable profits, and have therefore been reflected in the deferred tax charge for the year and the provision at the beginning and end of the year.

c) Factors affecting the current tax charge for the year

The principal factors affecting the current tax charge for the year are set out below.

	2002		2001	
	US$m	US$m	US$m	US$m
Profit on ordinary activities before tax		176.8		113.5
Profit on ordinary activities multiplied by the standard rate of corporation tax in Chile of 16% (2001-15%)		28.3		17.0
Capital allowances in the year in excess of depreciation	(14.0)		(59.6)	
Other timing differences reflected in deferred tax charge	2.8		(0.9)	
(Reduction)/increase in offsetting tax losses	(15.5)		42.5	
Factors reflected in deferred tax charge for the year		(26.7)		(18.0)
Effect of increase in future tax rates on deferred tax		1.6		3.0
Dividend income from other fixed asset investments not subject to further tax on receipt		(0.5)		-
Other differences (principally net losses in the year not subject to relief or offset)		0.5		1.1
Current tax charge for the year		3.2		3.1

8 Dividends

	2002 cents per share	2002 US$m	2001 cents per share	2001 US$m
Ordinary dividends – equity				
Interim paid	**10.0**	**19.7**	7.25	14.3
Proposed final				
- Special	**–**	**–**	10.00	19.7
- Ordinary	**18.0**	**35.5**	14.75	29.1
	28.0	**55.2**	32.00	63.1
Preference dividends – non-equity	**n/a**	**0.2**	n/a	0.2

Ordinary dividends are paid in either sterling or US dollars. Further details are given in the Report of the Directors on page 28. Preference dividends are paid in sterling at the rate of 5 pence per £1 preference share.

9 Reserves

Group	*Note*	Share premium account US$m	Revaluation reserve US$m	Profit and loss account US$m	Total US$m
1 January 2002		245.3	15.1	651.7	912.1
Amount transferred to reserves		–	–	41.4	41.4
Revaluation surplus realised		–	(0.4)	0.4	–
Exchange	1(d)	26.4	(1.3)	(37.2)	(12.1)
31 December 2002		**271.7**	**13.4**	**656.3**	**941.4**

Under the transitional arrangements permitted by FRS 10 "Goodwill and Intangible Assets", purchased goodwill eliminated against the profit and loss account and negative goodwill credited to capital reserve prior to the implementation of that standard in 1998 were not reinstated, but will be charged or credited to the profit and loss account on disposal of the business to which such goodwill relates. The cumulative amount of positive and negative goodwill written off, net of such goodwill which has been written back in respect of subsidiaries disposed of prior to 31 December 2002, is US$7.7 million (2001 - US$7.7 million).

9 Reserves (continued)

Company	Share premium account US$m	Profit and loss account US$m	Total US$m
1 January 2002	245.3	54.4	299.7
Amount transferred from reserves	-	(5.4)	(5.4)
Exchange	26.4	12.8	39.2
31 December 2002	**271.7**	**61.8**	**333.5**

A profit US$50.0 million (2001 - profit of US$71.9 million) before dividends of US$55.4 million (2001 - US$63.3 million) has been dealt with in the profit and loss account of the parent Company. The Company has not presented its own profit and loss account as permitted by section 230(1) of the Companies Act 1985.

10 Earnings per share

Basic earnings per share is calculated on profit after tax, minority interests and preference dividends giving earnings of US$96.6 million (2001 - US$61.9 million) and based on 197,171,339 ordinary shares in issue throughout the year (2001 - 197,171,339 shares). There were no dilutive potential ordinary shares in issue.

In 2001, earnings per share excluding exceptional items was calculated on the same basis but excluded an exceptional gain after tax and minority interests of US$2.8 million (see Note 4).

Earnings per share excluding exceptional items may be reconciled to earnings per share as follows:

	2002 cents	2001 cents
Earnings per share excluding exceptional items	**49.0**	30.0
Profit on sale of land by Railway	-	1.4
Earnings per share	**49.0**	31.4

11 Tangible Fixed Assets

	Land and mining property US$m	Buildings and infra-structure US$m	Railway track US$m	Wagons and rolling stock US$m	Machinery equipment and others US$m	Assets under con-struction US$m	Total US$m
Cost or valuation							
1 January 2002	430.8	939.5	30.2	57.9	745.8	68.1	2,272.3
Additions	1.0	1.9	–	3.5	2.2	55.8	64.4
Reclassifications	9.7	24.3	1.0	4.5	30.1	(70.0)	(0.4)
Disposals	(0.3)	(1.3)	(0.2)	(1.9)	(5.7)	(4.4)	(13.8)
Disposal of subsidiary	(0.2)	(0.8)	–	–	(4.7)	(1.2)	(6.9)
Exchange	(0.9)	(0.9)	(2.0)	(3.2)	(3.3)	(0.3)	(10.6)
31 December 2002	**440.1**	**962.7**	**29.0**	**60.8**	**764.4**	**48.0**	**2,305.0**
Depreciation							
1 January 2002	(35.5)	(97.4)	(2.4)	(23.5)	(196.7)	–	(355.5)
Charge for the year	(16.8)	(55.2)	(0.7)	(3.4)	(52.6)	–	(128.7)
Disposals	–	0.2	–	1.7	2.9	–	4.8
Disposal of subsidiary	–	–	–	–	3.5	–	3.5
Exchange	–	0.2	0.1	0.9	–	–	1.2
31 December 2002	**(52.3)**	**(152.2)**	**(3.0)**	**(24.3)**	**(242.9)**	**–**	**(474.7)**
Net book value							
31 December 2002	**387.8**	**810.5**	**26.0**	**36.5**	**521.5**	**48.0**	**1,830.3**
31 December 2001	395.3	842.1	27.8	34.4	549.1	68.1	1,916.8

No interest was capitalised during the year. In 2001, capitalised interest receivable amounted to US$0.3 million and capitalised interest payable amounted to US$6.8 million. At the year-end, capitalised interest included in the cost of tangible fixed assets was US$64.1 million (2001 – US$64.1 million) and capitalised interest included in the net book value of tangible fixed assets was US$57.8 million (2001 – US$60.4 million).

The railway track (excluding lineside equipment) and the freehold land in Antofagasta were both revalued in December 1985. On the implementation of FRS 15 "Tangible Fixed Assets" in 1999, the Group elected to retain the book amounts of this previous revaluation without adopting a policy of regular revaluation going forward. The net book value of the revalued track at the year-end was US$9.7 million (2001 – US$11.1 million).

The freehold land in Antofagasta was also valued in 1985 at its market value in Chilean pesos, at the equivalent of US$4.0 million (2001 – US$4.4 million) based on year-end exchange rates. This also represents the net book value of the revalued land at the end of each respective year.

11 Tangible Fixed Assets (continued)

The historical cost and related depreciation of total land and mining property and railway track are as follows:

		2002 US$m	2001 US$m
Land and mining property	– cost	**436.5**	426.8
	– accumulated depreciation	**(52.3)**	(35.5)
	– net book value	**384.2**	391.3
Railway track	– cost	**18.9**	19.1
	– accumulated depreciation	**(2.6)**	(2.4)
	– net book value	**16.3**	16.7

The net book value of assets held under finance leases at 31 December 2002 was US$17.7 million; (2001 – US$18.0 million) and depreciation charged in the year was US$1.3 million (2001 – US$1.3 million).

Capital commitments contracted but not provided at 31 December 2002 amounted to US$20.2 million (2001 – US$6.7 million).

12 Investment in Subsidiaries

	Company 2002 US$m	Company 2001 US$m
Shares in subsidiaries at cost	**73.6**	73.8
Amounts owed by subsidiaries	**512.6**	423.7
	586.2	497.5

	Shares US$m	Loans US$m	Total US$m
1 January 2002	73.8	423.7	497.5
Loans repaid	–	(5.2)	(5.2)
Loans made	–	51.5	51.5
Reclassification	(0.2)	0.2	–
Exchange	–	42.4	42.4
31 December 2002	**73.6**	**512.6**	**586.2**

12 Investment in Subsidiaries (continued)

Principal subsidiary undertakings (included in consolidation)

	Country of incorporation	Country of operations	Nature of business	Effective share-holdings	Voting rights
Direct subsidiaries of parent company					
Antofagasta Railway Company plc	United Kingdom	Chile	Railway	100%	100%
Minera Anaconda Perú S.A.	Peru	Peru	Mining	100%	100%
Chilean Northern Mines Limited	United Kingdom	Chile	Investment	100%	100%
Indirect subsidiaries					
Antofagasta Minerals S.A.	Chile	Chile	Mining	100%	100%
Minera Michilla S.A.	Chile	Chile	Mining	74.2%	74.2%
Minera El Tesoro	Chile	Chile	Mining	61%	61%
Minera Los Pelambres	Chile	Chile	Mining	60%	60%
Servicios de Transportes Integrados Limitada	Chile	Chile	Road transport	100%	100%
Empresa Ferroviaria Andina S.A.	Bolivia	Bolivia	Railway	50%	50%
Forestal S.A.	Chile	Chile	Forestry	100%	100%

The Group exercises management control over and has the right to appoint the majority of the board of Empresa Ferroviaria Andina S.A. Accordingly, this investment is treated as a subsidiary and is consolidated in these Group financial statements.

Disposal of subsidiary

On 23 September 2002, the Group sold Minera Tamaya S.A. ("Tamaya") in which it had an effective 78.2% interest. The loss before tax for Tamaya up to the date of disposal was US$0.4 million and for the 2001 financial year was US$0.7 million.

Net assets at the date of disposal were as follows:

	US$m
Fixed assets	3.4
Current assets	0.1
Current liabilities	(0.2)
Provisions for liabilities and charges	(2.0)
	1.3

The sale proceeds, which amounted to US$2.4 million, will be received in instalments from 2003 to 2009. In view of the lengthy time period, these have been discounted to US$1.3 million, and accordingly the disposal has no effect on the profit or loss account and has had no material effect on cash flows for the year.

13 Other Investments

Joint venture agreement

On 18 July 2002, the Group entered into a joint venture agreement with Companhia Vale do Rio Doce ("CVRD") of Brazil, with the objective of developing mineral exploration activities in a defined area of interest in Southern Peru. Under the joint venture agreement, the Group transferred its mining rights in the area of interest into a newly formed company, Cordillera de Las Minas S.A. CVRD has committed to invest US$6.7 million over a three-year period in mineral exploration in the area of interest, and in exchange the Group has granted CVRD an option to increase its interest to 50% by completing the agreed investment. The joint venture agreement also provides for equal participation by the Group and CVRD in its management and operation. As explained in Note 1(h), the Group's policy is to expense and not capitalise exploration as incurred, and therefore the contribution of mining properties under the joint venture agreement by the Group, the contribution of funds by CVRD and subsequent exploration expenditure under the joint venture agreement has no effect on the Group's profit and loss, cash flows or balance sheet.

Other investments

The carrying value of other investments may be analysed as follows:

	Group US$m	Company US$m
1 January 2002	185.5	5.0
Additions	1.8	–
Exchange	0.1	–
31 December 2002	**187.4**	5.0

Of the investments held by the Group, investments with a total book value of US$187.2 million are listed on recognised stock exchanges as follows:

Group Cost	2002 US$m	2001 US$m
Listed – in UK	0.4	0.4
– overseas	186.8	185.1
	187.2	185.5

Group Market value	2002 US$m	2001 US$m
Listed - in UK	0.2	0.4
– overseas	178.7	268.1
	178.9	268.5

Other investments held by the Company at 31 December 2002 of US$5.0 million (2001 – US$5.0 million) are all listed on recognised overseas stock exchanges with a market value of US$2.7 million (2001 – US$2.8 million).

13 Other Investments (continued)

Additions in the year relate to the purchase of 68.3 million shares in Banco de Chile S.A., representing 0.1% of its share capital. At 31 December 2002, the market value of this investment was US$1.8 million.

Other investments also include the Group's holding of 362.9 million shares in Quiñenco S.A., representing 33.61% of that company's issued share capital. Notwithstanding its substantial investment, the Group is not directly involved in the operating and financial policies of and does not exercise significant influence over Quiñenco. The relationship between the Group and Quiñenco is that both are under the common control of the same majority shareholder. Quiñenco is listed on the Santiago Stock Exchange and in ADR form on the New York Stock Exchange. At 31 December 2002, its market price was US$4.80 per ADR (2001 - US$7.31), valuing the Group's investment at US$174.2 million (2001 - US$265.3 million). Quineñco's loss for the financial year (after tax and minority interests) was Ch$75.5 billion (2001 - profit of Ch$15.5 billion) shareholders' funds at 31 December 2002 amounted to Ch$630.5 billion (2001 - Ch$677.4 billion). Exchange rates between the US dollar and Chilean peso are given in Note 1(d).

14 Stocks

	Group 2002 US$m	Group 2001 US$m
Raw materials and consumables	**29.6**	28.2
Work in progress	**18.0**	16.4
Finished goods	**9.9**	4.7
	57.5	49.3

15 Debtors

	Group 2002 US$m	Group 2001 US$m	Company 2002 US$m	Company 2001 US$m
Trade debtors	**96.5**	83.5	**-**	-
Other debtors	**31.8**	29.3	**0.2**	0.9
Overseas corporation tax recoverable	**2.4**	0.9	**-**	-
	130.7	113.7	**0.2**	0.9

Debtors include amounts due after more than one year of US$4.8 million (2001 - US$6.1 million).

16 Trade and Other Creditors

Amounts falling due within one year

	Group 2002 US$m	Group 2001 US$m
Trade creditors	**25.6**	32.6
Other creditors and accruals	**61.6**	44.8
Overseas corporation tax payable	**0.3**	1.6
	87.5	79.0

Other creditors of the Company were US$0.4 million (2001 - US$0.3 million) and related to sundry accruals.

Amounts falling due after more than one year

	Group 2002 US$m	Group 2001 US$m
Other creditors	**-**	25.3

Other creditors falling due after more than one year in 2001 related to a supplier credit of US$29.9 million for the purchase of a power line at Los Pelambres in 2000, of which US$4.6 million was due within one year and US$25.3 million due after more than one year. This amount was repayable in monthly instalments over 6 remaining years with a fixed interest of 8%. During 2002, the supplier credit was fully repaid and refinanced with a new bank loan, details of which are given in Note 17(a).

17 Loans

		Currency	Floating rate US$m	Fixed rate US$m	Interest free US$m	**Total 2002 US$m**	Total 2001 US$m
a)	Los Pelambres						
	Project loans	US$	554.0	150.0	-	**704.0**	791.3
	Other loans	US$	28.7	-	-	**28.7**	-
b)	El Tesoro						
	Project loans	US$	133.4	47.9	-	**181.3**	197.0
	Subordinated debt	US$	24.3	-	-	**24.3**	39.7
	Finance leases	US$	16.4	-	-	**16.4**	17.0
c)	Michilla						
	Finance leases	US$	0.3	1.7	-	**2.0**	1.6
d)	Railway and other transport services	US$	4.8	0.4	0.4	**5.6**	7.9
	Loans	Euro	-	3.0	-	**3.0**	2.9
			761.9	203.0	0.4	**965.3**	1,057.4

The total loans in 2001 of US$1,057.4 million comprised floating rate loans of US$834.0 million, fixed rate loans of US$221.4 million and interest free loans of US$2.0 million.

a) Project loans are secured on the assets of Los Pelambres. These borrowings are repayable in semi-annual instalments with between 7 to 9 years remaining and carry interest at approximately Libor six-month rate plus 1%. At 31 December 2002, Los Pelambres had outstanding zero cost collars amounting to US$150.0 million, which has the effect of converting part of the project loans to fixed rate. The zero cost collars have a weighted average floor of 5.03% and a weighted average cap of 5.99%, and a weighted average remaining duration of 3.2 years.

Other loans represent a bank loan taken during 2002 to refinance the earlier purchase of a power line at Los Pelambres as explained in Note 16 above. The loan is unsecured and the balance at 31 December 2002 is repayable in semi-annual instalments over 5.5 remaining years and carries interest at Libor six-month rate plus 0.875%.

b) Project loans are secured on the assets of El Tesoro. Of the loans of US$197.0 million outstanding at the beginning of the year, a first principal repayment of US$12.3 million was made in August 2002. The remaining borrowings were repaid in September and refinanced with new project loans, and the balance of US$181.3 million at the end of 2002 represents the outstanding loans of US$184.7 million less deferred finance costs of US$3.4 million. The balance at 31 December is repayable in unequal semi-annual instalments over 7.5 remaining years.

US$29.15 million of the project loans has been fixed for a remaining period of 2.2 years at a rate of 5.56% plus a margin of approximately 2%. The balance of US$153.6 million carries interest at Libor six month rate plus approximately 2%. At 31 December 2002, El Tesoro also had outstanding zero cost collars amounting to US$18.75 million, which has the effect of converting part of this balance to fixed rate. The zero cost collars have a floor of 4.83% and a cap of 6.00%.

17 Loans (continued)

Subordinated debt represents funding by minority shareholders on which an interest rate of Libor plus 3.25% is payable. Amounts are repayable only when surplus cash funds are generated by El Tesoro. Funding provided by the Group by way of subordinated debt to El Tesoro has been eliminated on consolidation.

The finance leases of US$16.4 million include a lease of US$15.7 million for the purchase of a power line. This lease carries interest at three-month libor plus 1.25% and is repayable in monthly instalments over 6.5 remaining years. The lease was taken out during the year to replace a previous finance lease which had a fixed interest rate of 9% plus US inflation. The other finance leases of US$0.7 million have weighted average variable interest rates of Libor 3 and 6 month rates plus 1.6% and are repayable over 2 remaining years.

c) Finance leases of US$1.7 million have a weighted average fixed interest rate of 5.8% and other finance leases of US$0.3 million carry interest at Libor plus 3%. The leases are principally repayable over a weighted average 3 remaining years.

d) US dollar loans include advances from customers of US$5.2 million for capital expenditure. An interest rate of Libor plus 1.5% is payable on US$4.8 million of the loans and the remaining advances are free of interest. In addition there are other loans totalling US$0.4 million on which a fixed interest rate of 17.2% is payable.

Euro-denominated loans of US$3.0 million have a fixed interest rate of 2% and are repayable over 6 years.

Maturity of borrowings

		Group 2002 US$m	Group 2001 US$m
Repayable			
In less than one year	– loans	**120.8**	102.2
	– finance leases	**3.2**	2.0
Loans due within one year		**124.0**	104.2
Between one and two years	– loans	**129.0**	115.5
	– finance leases	**2.5**	2.5
Between two and five years	– loans	**361.9**	342.3
	– finance leases	**5.9**	5.9
Over five years	– loans	**335.2**	478.9
	– finance leases	**6.8**	8.1
Loans due after more than one year		**841.3**	953.2
Total loans		**965.3**	1,057.4

17 Loans (continued)

Borrowing facilities

The undrawn committed facilities available at 31 December 2002 in respect of which all conditions precedent had been met at that date, were as follows:

	2002 US$m	2001 US$m
a) Expiring in one year or less	99.2	39.8
b) Expiring in more than one but not more than two years	–	28.0
	99.2	67.8

The available borrowing facilities comprise general working capital facilities at the Group's operating subsidiaries all of which were undrawn at 31 December 2002 and which expire within one year. Of these facilities, US$64.0 million is denominated in US dollars, US$28.4 million in Unidades de Fomentos (i.e. inflation-linked Chilean pesos) and US$6.8 million in Chilean pesos.

18 Financial Instruments and Risk Management

The Group purchases or issues financial instruments in order to finance its operations and to manage the interest rate, currency and liquidity risks that arise from operations and from its sources of finance. In addition, various financial balances, such as trade debtors and creditors arise directly from the Group's operations. An explanation of the Group's treasury and risk management policies is provided in the Financial Review on page 25.

The disclosures (except for the disclosures in (f) relating to currency exposures) below exclude short-term debtors and creditors other than of short-term borrowings.

The Board believes that the year-end figures shown in the following disclosures reflect the objectives, policies and strategies on the use of financial instruments.

a) Financial assets

	2002 US$m	2001 US$m
US Dollar	426.8	426.4
Chilean Peso	13.7	13.5
Sterling	0.4	0.4
Bolivianos	1.6	–
Euros	2.1	–
	444.6	440.3

18 Financial Instruments and Risk Management (continued)

a) Financial assets (continued)

The financial assets of the Group comprise:

	2002 US$m	2001 US$m
Other investments	**187.4**	185.5
Current asset investments	**249.0**	246.5
Cash at bank and in hand	**3.4**	2.2
Debtors due after one year	**4.8**	6.1
	444.6	440.3

Current asset investments are typically fixed interest deposits at commercial rates, with maturities of three months or less. Cash at bank and in hand relate mainly to deposits repayable on demand. Other categories of financial assets do not usually earn interest income and do not have specific maturity dates. There were no fixed rate financial assets at the end of 2001 or 2002.

b) Financial liabilities

Financial liabilities at 31 December 2002 relate to the Group's borrowings (set out in Note 17), severance indemnities (set out in Note 19) and preference shares (set out in Note 20).

The weighted average interest rate of fixed-rate financial liabilities and the weighted average maturity period of the fixed rate and interest-free liabilities respectively, after taking account of interest rate swaps are as follows:

	Weighted average fixed interest rate %	Weighted average period for which rate is fixed Years	Weighted average period to maturity of the interest free liabilities Years
US Dollar	5.47	4	2.0

c) Commodity price hedging

At 1 January 2002, the Group had hedged 17,000 tonnes of copper production using futures with a weighted average price of 66.6 cents per pound and an average outstanding duration of one month. The Group had hedged 2,500 tonnes of production using min/max options with a weighted average floor and ceiling of 66.5 cents and 73.7 cents respectively and an average outstanding duration of one month. The unrealised mark-to-market gain at that date was US$0.3 million and this gain was realised during 2002.

The Group entered into further commodity instruments during 2002 and turnover for the year included gains of US$1.0 million relating to commodity hedging (including the recognition of the unrealised gain of US$0.3 million at 31 December 2001).

18 Financial Instruments and Risk Management (continued)

c) Commodity price hedging (continued)

At 31 December 2002, the Group had hedged 10,200 tonnes of copper production using min/max options with a weighted average floor and ceiling of 72.0 cents and 75.5 cents respectively and an average duration of one month. The unrealised mark-to-market gain at that date was less than US$0.1 million and this gain has been realised in 2003. Subsequent to 31 December 2002, further hedges were entered into covering the period from 1 January to 30 June 2003.

d) Interest rate swap and zero cost collar agreements

The majority of the Group's borrowings are subject to variable interest rates as explained in Note 17 and details of fixed and floating rate loans and applicable interest rates are given in Notes 17(a) to (d).

At 1 January 2002, the Group had zero cost collars for US$170 million, and the unrealised mark-to-market loss at that date was US$3.3 million.

At 31 December 2002, the Group had zero cost collars outstanding for US$168.75 million, and the unrealised mark-to-market loss was US$12.2 million, of which US$4.8 million is expected to be realised in 2003. Details of the duration and rates of these collars are given in Notes 17(a) and (b).

e) Forward exchange contracts

The Group periodically enters into forward foreign exchange contracts to reduce the foreign currency exposure of the Group's operations. The terms of currency forward exchange contracts are typically less than one year.

At 1 January 2002, the Group had forward exchange contracts to buy US dollars and sell Chilean pesos with a net value of US$4 million and a weighted average outstanding duration of less than one month. The unrealised mark-to-market loss at 31 December 2001 was less than US$0.1 million and this loss was realised in 2002.

At 31 December 2002, the Group had forward exchange contracts to buy US dollars and sell Chilean pesos with a net value of US$1 million and a weighted average outstanding duration of less than one month. The unrealised mark-to-market loss at 31 December 2002 was less than US$0.1 million and this loss has been realised in 2003.

f) Currency exposures

The table below shows the Group's currency exposures at 31 December 2002. These exposures comprise monetary assets and liabilities of the Group that are not denominated in the functional currency of the operating company involved and give rise to the net currency gains and losses recognised in the profit and loss account. These exposures exclude intercompany balances which are eliminated on consolidation.

Net foreign currency monetary assets/(liabilities)

	2002			2001		
	US Dollar US$m	Chilean Peso US$m	Total US$m	US Dollar US$m	Chilean Peso US$m	Total US$m
Functional currency of Group operation						
US Dollar	–	1.7	1.7	–	(5.0)	(5.0)
Chilean Peso	–	–	–	0.4	–	0.4

18 Financial Instruments and Risk Management (continued)

g) Fair value of financial instruments

The fair values of financial instruments are the amount at which the instruments could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The book values are included in the Group balance sheet under the indicated headings. The fair value of the Group's financial instruments is as follows:

	Book value 2002 US$m	Fair value 2002 US$m	Book value 2001 US$m	Fair value 2001 US$m
Financial assets				
Other investments	187.4	179.1	185.5	268.5
Current asset investments and cash at bank and in hand	252.4	252.4	248.7	248.7
Debtors due after one year	4.8	4.8	6.1	6.1
	444.6	436.3	440.3	523.3
Financial liabilities				
Other creditors due after one year	–	–	(25.3)	(25.3)
Short term loans	(124.0)	(129.8)	(104.2)	(104.2)
Long term loans	(841.3)	(849.4)	(953.2)	(956.5)
Preference shares	(3.2)	(1.8)	(2.9)	(2.3)
Severance indemnities provision	(10.6)	(10.6)	(10.3)	(10.3)
	(979.1)	(991.6)	(1,095.9)	(1,098.6)

Market values, where available, have been used to determine fair values. Where market values are not available, fair values have been calculated by discounting cash flows at prevailing interest rates.

h) Hedges

The Group uses derivative financial instruments to reduce exposure to foreign exchange, interest rate and commodity price movements and these are accounted for in accordance with the accounting policy set out in Note 1.

The Board does not expect to alter the Group's policies on the use of financial instruments during the course of the forthcoming year.

19 Provisions for Liabilities and Charges

	Decommissioning and site rehabilitation US$m	Severence indemnities US$m	Deferred tax US$m	Total US$m
At 1 January 2002	(8.1)	(10.3)	(50.5)	(68.9)
Charge to operating profit in year	(1.2)	(1.9)	-	(3.1)
Release of discount to net interest in year	(0.2)	0.3	-	0.1
Charge to tax on profit in year	-	-	(26.7)	(26.7)
Utilised in year	-	0.8	-	0.8
Disposal of subsidiary	2.0	-	-	2.0
Exchange	-	0.5	-	0.5
At 31 December 2002	**(7.5)**	**(10.6)**	**(77.2)**	**(95.3)**

Provision is made for decommissioning costs and site rehabilitation relating to existing mining operations to the extent that a legal or constructive obligation exists. Such costs are expected to be incurred between 2007 and 2029. Provisions payable on closure are estimated on the basis of the discounted value of amounts spent at the end of the life of the mine.

Provision is also made for severance indemnities which are payable on termination of employment or the eventual closure of such operations. These are also assessed on a discounted basis taking into account the expected service lives of employees.

Deferred tax is calculated on an undiscounted basis. Further details of deferred tax are given in Note 7.

20 Called Up Share Capital

Group and Company

Authorised	**2002 US$m**	2001 US$m
2,000,000 5% cumulative preference shares of £1 each	**3.2**	2.9
214,540,000 ordinary shares of 5p each	**17.2**	15.5
	20.4	18.4

Issued and fully paid	**2002 US$m**	2001 US$m
2,000,000 5% cumulative preference shares of £1 each	**3.2**	2.9
197,171,339 ordinary shares of 5p each	**15.8**	14.3
	19.0	17.2

The ordinary and preference shares are denominated in sterling and movements in the year totalling US$ 1.8 million relate to exchange differences on retranslating these amounts into US dollars at year-end rates. There were no other movements in share capital during the year.

20 Called Up Share Capital (continued)

The preference shares are non-redeemable and entitled to a fixed cumulative dividend of 5% per annum. On a winding up they are entitled to repayment and any arrears of dividend in priority to ordinary shareholders, but are not entitled to participate further in any surplus. Each preference share carries 20 votes at any general meeting. The ordinary shares rank after the preference shares in entitlement to dividend and on a winding up. Each ordinary share carries one vote at any general meeting.

21 Reconcilation of Movements in Shareholders' Funds

Group	2002 US$m	2001 US$m
Profit for the financial year	**96.8**	62.1
Dividends	**(55.4)**	(63.3)
	41.4	(1.2)
Other recognised losses relating to the year – exchange	**(10.3)**	(18.0)
Increase/(decrease) in shareholders' funds	**31.1**	(19.2)
Opening shareholders' funds	**929.3**	948.5
Closing shareholders' funds	**960.4**	929.3

Shareholders' funds at the end of the year may be analysed as follows:

Group	2002 US$m	2001 US$m
Non-equity	**3.2**	2.9
Equity	**957.2**	926.4
	960.4	929.3
Company		
Non-equity	**3.2**	2.9
Equity	**349.3**	314.0
	352.5	316.9

22 Notes to the Consolidated Cash Flow Statement

a) Reconciliation of operating profit to operating cash flows

	2002 US$m	2001 US$m
Operating profit	213.9	165.2
Depreciation charges	128.7	116.8
Loss on disposal of tangible fixed assets	7.1	1.1
Increase in stocks	(8.0)	(9.9)
Increase in debtors	(10.2)	(20.0)
Increase in creditors and provisions	18.8	12.7
Net cash inflow from operating activities	350.3	265.9

b) Analysis of cashflows for headings netted in the cash flow statement

	2002 US$m	2001 US$m
Returns on investments and servicing of finance		
Dividends received from other fixed asset investments	3.2	0.1
Interest received (including capitalised interest relating to El Tesoro in 2001)	7.0	13.3
Interest paid (including capitalised interest relating to El Tesoro in 2001)	(46.0)	(74.4)
Preference dividends paid	(0.2)	(0.2)
Dividends and other distributions paid to minority interests	(40.7)	(18.5)
Net cash outflow from returns on investments and servicing of finance	(76.7)	(79.7)

	2002 US$m	2001 US$m
Capital expenditure and financial investment		
Purchase of tangible fixed assets	(66.8)	(123.1)
Sale of tangible fixed assets	1.3	9.2
Purchase of fixed asset investments	(1.8)	-
Net cash outflow from capital expenditure and financial investment	(67.3)	(113.9)

22 Notes to the Consolidated Cash Flow Statement (continued)

Amounts for purchase and sale of fixed assets represent actual cash paid and received and therefore differ from the amounts included in the fixed assets note (see Note 11) which are stated on an accruals basis.

In 2001, sale of tangible fixed assets includes proceeds of US$3.6 million in respect of disposals which were treated as exceptional. Further details on these items are given in Note 4. There were no exceptional disposals in 2002.

Financing	2002 US$m	2001 US$m
New loans drawn down	**210.0**	47.6
Repayment of amounts borrowed	**(304.8)**	(89.7)
Repayment of principal element of finance leases	**(2.0)**	(1.9)
Repayment of other creditors	**(29.9)**	-
Net cash outflow from financing	**(126.7)**	(44.0)

During the year, the Group refinanced its project loans at El Tesoro and the supplier credit for the purchase of a power line at Los Pelambres. Repayment of amounts borrowed includes US$184.7 million relating to the previous project loans at El Tesoro and repayment of other creditors of US$29.9 million relates to the repayment of previous supplier credit at Los Pelambres. New loans drawn down include US$181.3 million relating to the new project loans (net of deferred finance costs of US$3.4 million) at El Tesoro and US$28.7 million relating to a new bank loan at Los Pelambres to finance the repayment of the supplier credit. Further details of these refinancing are given in Note 17(a) and (b).

c) Analysis of changes in net debt

	At 1 Jan 2002 US$m	Cash flows US$m	Other changes US$m	Exchange movement US$m	At 31 Dec 2002 US$m
Cash in hand and demand deposits	2.2	1.2	–	–	**3.4**
Current asset investments	246.5	3.1	–	(0.6)	**249.0**
	248.7	4.3	–	(0.6)	**252.4**
Debt due within one year	(102.2)	97.3	(115.8)	(0.1)	**(120.8)**
Debt due after one year	(936.7)	(2.5)	113.5	(0.4)	**(826.1)**
Finance leases	(18.5)	2.0	(2.0)	0.1	**(18.4)**
	(1,057.4)	96.8	(4.3)	(0.4)	**(965.3)**
Total	(808.7)	101.1	(4.3)	(1.0)	**(712.9)**

22 Notes to the Consolidated Cash Flow Statement (continued)

d) Major non-cash transactions

i) During the year, the Group entered into new finance lease arrangements in respect of assets with a total capital value at the inception of the lease of US$2.0 million. The Group also replaced an existing finance lease at El Tesoro for US$15.6 million with a new finance lease for a similar amount. Further details are given in Note 17(b).

ii) During the year, the Group disposed of its interest in Minera Tamaya S.A. The consideration is receivable subsequent to the year-end and the disposal therefore has no effect on the cash flows of the Group. Further details of this disposal are given in Note 12.

23 Related Party Transactions

Related party transactions which are considered material for the Group during the year were as follows:

a) Quiñenco S.A.

Information relating to the Group's investment in Quiñenco S.A. is given in Note 13. The Group and Quiñenco are under the common control of the same majority shareholder. During the year, the Group received a dividend from Quiñenco of US$ 3.2 million (2001 - nil).

The following material transactions took place between the Group and the Quiñenco group of companies, all of which were on normal commercial terms:

- The Group sold copper cathodes during the year for US$0.4 million (2001 - US$0.7 million) to Madeco S.A., a subsidiary of Quiñenco. The balance due from Madeco at the end of the year was US$0.1 million (2001 - US$0.1 million).

- The Group bought copper wire from Madeco for US$0.1 million (2001 - US$0.1 million).

- The Group earned interest income of US$0.2 million (2001 - US$0.3 million) during the year on deposits with Banco de Chile S.A., a subsidiary of Quiñenco. Deposit balances at the end of the year were US$5.2 million (2001 - US$1.5 million).

- The Group incurred interest expense of US$0.2 million (2001 - US$0.2 million) on finance leases with Banco de Chile. Finance lease balances at the end of the year were US$0.5 million (2001 - US$1.3 million).

- The Group's transport division provided trucking services for beverages amounting to US$4.3 million (2001 - US$3.2 million) to CCU S.A., an associate of Quiñenco. The balance due from CCU at the end of the year was US$0.4 million (2001 - US$1.0 million).

23 Related Party Transactions (continued)

b) Mineralinvest Establishment

In 2001, the Group entered into an agreement to acquire a 51% controlling interest in a number of copper exploration properties situated in Chile's Second and Fourth Regions. The properties were acquired for a nominal consideration from Mineralinvest Establishment, a company owned by the Chairman, Mr. A A Luksic.

There were no comparable transactions in 2002.

c) *Compania de Inversiones Adriatico S.A.*

In 2002, the Group leased office space on normal commercial terms from Compania de Inversiones Adriatico S.A., a company connected with the Chairman, Mr. A A Luksic, at a cost of US$0.3 million (2001 - US$0.4 million).

d) Directors

Information relating to Directors' remuneration and interests are given in the Report on Remuneration and Related Matters on pages 34 to 37.

24 Ultimate Holding Company

The ultimate holding company is Dolberg Finance Corporation which is controlled by the Chairman, Mr. A A Luksic, and his family. The company, which is incorporated in Liechtenstein, does not produce group accounts.

Consolidated Balance Sheet	2002 US$m	2001 US$m	2000 US$m	1999 US$m	1998 US$m
Tangible fixed assets	**1,830.3**	1,916.8	1,926.7	1,635.8	950.8
Investments	**187.4**	185.5	185.5	206.4	206.2
Current assets	**440.6**	411.7	451.8	445.5	509.2
Current liabilities	**(247.0)**	(232.0)	(243.3)	(160.5)	(122.3)
Total assets less current liabilities	**2,211.3**	2,282.0	2,320.7	2,127.2	1,543.9
Long term liabilities	**(936.6)**	(1,047.4)	(1,079.4)	(1,023.6)	(520.6)
	1,274.7	1,234.6	1,241.3	1,103.6	1,023.3
Share capital	**19.0**	17.2	17.7	19.1	19.1
Share premium	**271.7**	245.3	253.1	272.8	243.4
Reserves	**669.7**	666.8	677.7	595.4	601.2
Minority interests	**314.3**	305.3	292.8	216.3	159.6
	1,274.7	1,234.6	1,241.3	1,103.6	1,023.3

Consolidated Profit and Loss Account	2002 US$m	2001 US$m	2000 US$m	1999 US$m	1998 US$m
Turnover	**863.1**	769.5	766.1	145.5	184.9
Profit before tax and exceptional items	**176.8**	110.0	219.2	31.8	64.6
Exceptional items	**–**	3.5	4.1	(18.6)	(4.1)
Profit before tax*	**176.8**	113.5	223.3	13.2	60.5
Tax	**(29.9)**	(21.1)	(29.0)	(1.9)	(4.5)
Minority interests	**(50.1)**	(30.3)	(56.1)	4.6	0.3
Profit after tax and minority interests	**96.8**	62.1	138.2	15.9	56.3

*Includes dividend income from Quiñenco S.A. and other fixed asset investments as follows:

	2002	2001	2000	1999	1998
Dividend income	**3.2**	–	31.5	5.4	23.6

Earnings per Share and Dividends	2002 cents	2001 cents	2000 cents	1999 cents	1998 cents
Earnings per ordinary share excluding exceptional items	**49.0**	30.0	68.2	13.5	30.9
Earnings per ordinary share	**49.0**	31.4	70.0	8.1	29.6
Dividend per ordinary share	**28.0**	22.0	19.3	12.8	12.0
Special dividend per ordinary share	**–**	10.0	18.0	–	–

Consolidated Cash Flow Statement	2002 US$m	2001 US$m	2000 US$m	1999 US$m	1998 US$m
Net cash inflow from operating activities	**350.3**	265.9	326.6	4.3	27.9
Dividends received from associates	**-**	-	-	1.3	1.7
Returns from investments and servicing of finance	**(76.7)**	(79.7)	(42.6)	(14.8)	31.5
Tax	**(5.5)**	(0.9)	1.1	(4.5)	(0.8)
Capital expenditure and financial investment	**(67.3)**	(113.9)	(314.5)	(600.6)	(576.7)
Acquisitions and disposals	**-**	-	0.9	-	(4.0)
Equity dividends paid	**(69.8)**	(77.5)	(26.6)	(24.3)	(21.8)
Cash inflow/(outflow) before management of *liquid resources and financing*	**131.0**	(6.1)	(55.1)	(638.6)	(542.2)
Management of liquid resources - movement in time deposits	**(3.1)**	49.1	40.2	55.4	40.0
Net cash (outflow)/inflow from financing	**(126.7)**	(44.0)	17.8	582.7	504.3
Net cash inflow/(outflow) in the year	**1.2**	(1.0)	2.9	(0.5)	2.1

Consolidated Net Debt	2002 US$m	2001 US$m	2000 US$m	1999 US$m	1998 US$m
Cash in hand and demand deposits	**3.4**	2.2	3.0	3.2	4.2
Current asset investments	**249.0**	246.5	297.1	328.4	385.2
	252.4	248.7	300.1	331.6	389.4
Loans due within one year*	**(124.0)**	(104.2)	(92.2)	(64.8)	(3.3)
Loans due after more than one year*	**(841.3)**	(953.2)	(1,003.5)	(1,006.3)	(511.1)
Net debt at the year-end	**(712.9)**	(808.7)	(795.6)	(739.5)	(125.0)

*Includes amounts due under finance leases.

Antofagasta plc

Notice is hereby given that the twenty-first Annual General Meeting of the Company will be held at the Armourers' Hall, 81 Coleman Street, London EC2 on 12 June 2003 at 10.30am for the following purposes:

Ordinary Business

To consider and, if thought fit, pass the following resolutions. Special notice has been given for Resolution 4 pursuant to sections 293 and 379 of the Companies Act 1985 ("the Act").

1. to receive and adopt the Reports of the Directors and Auditors and the Financial Statements for the year ended 31 December 2002;

2. to approve the Directors' Report on Remuneration and Related Matters for the year ended 31 December 2002;

3. to declare a final dividend;

4. to re-elect Mr. P J Adeane, aged 70, as a Director;

5. to re-elect Mr. J-P Luksic as a Director;

6. to re-appoint Deloitte & Touche as auditors of the Company to hold office from the conclusion of this meeting until the conclusion of the next general meeting at which the accounts are laid before the Company and to authorise the Directors to fix their remuneration; and

Special Business

To consider and if thought fit, pass the following resolutions. Resolutions 7 and 8 will be passed as ordinary resolutions and Resolution 9 as a special resolution.

Ordinary Resolution

7. to re-elect Mr. R F Jara as a Director;

8. that, in substitution for the authority granted to the Directors by resolution passed at the 1999 Annual General Meeting, the Directors be generally and unconditionally authorised pursuant to section 80 of the Act to exercise all the powers of the Company to allot relevant securities (within the meaning of that section) up to an aggregate nominal amount of £868,433 for a period expiring (unless previously renewed, varied or revoked by the Company in general meeting) 5 years from the date of the passing of this resolution, provided that the Company may make an offer or agreement which would or might require relevant securities to be allotted after expiry of this authority and the Directors may allot relevant securities in pursuance of that offer or agreement;

Special Resolution

9. that, subject to the passing of Resolution 8 above, the Directors be generally empowered pursuant to section 95 of the Act to allot equity securities (within the meaning of section 94 (2) of the Act) pursuant to the authority conferred by Resolution 8 above as if section 89 (1) of the Act did not apply to the allotment. This power:

   a) expires 15 months after the date of the passing of this resolution or at the conclusion of the next annual general meeting of the Company following the passing of this resolution, whichever occurs first, provided that the Company may make an offer or agreement which would or might require equity securities to be allotted after expiry of this authority and the Directors may allot equity securities in pursuance of that offer or agreement; and

   b) is limited to:

      (I) allotments of equity securities where such securities have been offered (whether by way of rights issue, open offer or otherwise) to holders of ordinary shares in the capital of the Company in proportion (as nearly as may be) to their existing holdings of ordinary shares but subject to the Directors having a right to make such exclusions or other arrangements in connection with the offering as they deem necessary or expedient:

         i) to deal with equity securities representing fractional entitlements; and

         ii) to deal with legal or practical problems arising in any overseas territory or by virtue of shares being represented by depositary receipts, or the requirements of any recognised regulatory body or any stock exchange or any other matter whatsoever; and

      (II) allotments of equity securities for cash otherwise than pursuant to paragraph 9(b)(I) up to an aggregate nominal amount equal to £492,928.

By Order of the Board



For and on behalf of
Petershill Secretaries Limited
Secretary
6 May 2003

Registered Office:
Park House
16 Finsbury Circus
London
EC2M 7AH

Notes

1) A member entitled to attend and vote at the above meeting may appoint one person to attend and on a poll to vote in his place. A proxy need not be a member of the Company.

2) To be valid, the form of proxy and the Power of Attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, must be lodged with the Registrars of the Company, Computershare Services plc, PO Box 1075, The Pavilions, Bristol BS99 3FA, no less than 48 hours before the time fixed for the meeting.

3) There are no Directors' service contracts of more than one year's duration and therefore no such contracts are to be made available for inspection in accordance with the rules of the London Stock Exchange.

Produced by Royle Financial Print Limited, London


ANTOFAGASTA
PLC



PARK HOUSE
16 FINSBURY CIRCUS
LONDON EC2M 7AH
www.antofagasta.co.uk